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Exhibit 99.1

Chi-Med Reports 2018 Interim Results and Updates Shareholders on
Key Clinical Programs

London: Friday, July 27, 2018: Hutchison China MediTech Limited ("Chi-Med") (AIM/Nasdaq: HCM) today announces its unaudited financial results for the six months ended June 30, 2018 and updates shareholders on key clinical programs.

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Fruquintinib made substantial progress through China New Drug Application ("NDA") process, aiming for approval and launch for colorectal cancer ("CRC") this year; we also target to report Phase III top-line results for non-small cell lung cancer ("NSCLC") in Q4 2018;

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Savolitinib has two registration studies underway, global Phase III in papillary renal cell carcinoma ("PRCC") and China registration intent Phase II in MET exon 14 mutation/deletion NSCLC; also Tagrisso®/savolitinib combination studies in NSCLC indications are in planning, and set to start in late 2018 and early 2019;

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Expansion of U.S. and international operations firmly underway, including recruitment of U.S. Chief Medical Officer and Head of International Operations; and

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Video webcast presentation at 9:00 a.m. BST and additional conference call at 9:00 a.m. EDT.

FINANCIAL HIGHLIGHTS

The points below are selected financial data for the six months ended June 30, 2018. For more details, please refer to "Financial Review", "Operations Review" and "Unaudited Condensed Consolidated Financial Statements" below.

Overall Group

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Group revenue of $102.2 million (H1 2017: $126.6m).

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Net loss attributable to Chi-Med of $32.7 million (H1 2017: net profit $1.7m).

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Cash resources of $416.9 million at Group level as of June 30, 2018 ($479.6m as of December 31, 2017), including cash and cash equivalents, short-term investments and unutilized bank facilities.

Innovation Platform: increased investment in Research and Development ("R&D") driven by initiation of new trials and ongoing enrollment in existing Phase III programs

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Consolidated revenue was $13.6 million mainly from service fee payments from AstraZeneca AB (publ) ("AstraZeneca"), Eli Lilly & Company ("Lilly") and Nutrition Science Partners Limited ("NSP"), our 50/50 joint venture with Nestlé Health Science S.A. ("Nestlé") (H1 2017: $22.7m, which included $9.5m in milestone payments from AstraZeneca and Lilly).

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R&D expenses on an as adjusted (non-GAAP) basis increased to $66.7 million (H1 2017: $37.5m), primarily driven by rapid expansion of operations and increased clinical trial expenses on all eight clinical drug candidates.

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Net loss attributable to Chi-Med of $52.9 million (H1 2017: -$14.8m).

Commercial Platform: strong net income growth amid shift in revenue model and over-the-counter ("OTC") logistics divestment

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Total consolidated sales fell 15% to $88.6 million (H1 2017: $103.9m) due to the implementation of the Two-Invoice System ("TIS") in China, a new government policy that has led to a shift in our revenue recognition for certain third-party drugs from gross sales consolidation to a fee-for-service revenue model.

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Total sales of non-consolidated joint ventures, on an as adjusted (non-GAAP) basis excluding the effects of the divestment of certain non-core operations, up 21% to $271.7 million (H1 2017: $224.2m). Strong growth across main product categories.

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Total consolidated net income attributable to Chi-Med, unaffected by the TIS implementation, up 19% to $26.9 million (H1 2017: $22.7m), on an as adjusted (non-GAAP) basis which exclude one-time gains in H1 2017.

INNOVATION PLATFORM—OPERATING HIGHLIGHTS

The points below summarize some of the pipeline development highlights so far this year. For more details, please refer to "Operations Review—Innovation Platform" below.

Fruquintinib—Highly selective tyrosine kinase inhibitor ("TKI") of vascular endothelial growth factor receptor ("VEGFR") 1/2/3:

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FRESCO China Phase III in third-line CRC, potentially best-in-class in terms of both efficacy and safety:

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China NDA—substantial progress towards approval: nearing the end of the pre-approval inspection of manufacturing facilities stage of the NDA process, one of the last stages of the NDA process, and aiming to receive an approval in the second half of 2018;

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JAMA publication: in June 2018, the full results were published in the Journal of the American Medical Association ("JAMA"), which we believe to be the first China-based novel oncology therapy trial to be published in the JAMA, another landmark achievement.

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Two further analyses of FRESCO data presented at the annual meeting of the American Society of Clinical Oncology ("ASCO") in June 2018: subgroup analysis by prior anti-VEGF or anti-EGFR target therapy showed that fruquintinib had clinically meaningful benefits regardless of prior target therapy ("PTT") without observed cumulative toxicity; ad-hoc analysis of quality-adjusted time without symptoms or toxicity ("Q-TWiST") showed relative improvement of Q-TWiST with fruquintinib, representing a potentially clinically important quality-of-life benefit for patients;

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FALUCA China Phase III in third-line NSCLC:  completed enrollment of 527 patients; expect to reach median overall survival ("OS") endpoint maturity and report top-line results in late 2018.

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FRUTIGA China Phase III in second-line gastric cancer:  recruiting for clinical study in combination with Taxol® (paclitaxel) proceeding as planned, with an interim analysis intended in 2019.

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U.S. Phase I trial:   enrolling as planned and intending to complete at the end of 2018, which would allow us to explore multiple innovative combination studies of fruquintinib and other TKIs, chemotherapy and immunotherapy agents in the U.S.

Savolitinib—Highly selective TKI of mesenchymal epithelial transition factor ("c-MET")—Global Phase III studies underway or in planning:

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In MET Exon 14 mutation/deletion first-line NSCLC:  while continuing to enroll patients in Phase II in China, we have reached an agreement with regulators regarding the conditions under which the existing trial could be sufficient for an NDA submission in China.

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In EGFR mutation-positive NSCLC, following ongoing encouraging data in the TATTON Phase Ib/II trials of combinations with Tagrisso®, AstraZeneca is proceeding to:

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In third-generation EGFR TKI-refractory (principally second-line and third-line after Tagrisso®) NSCLC: initiate the next stage of global clinical trials around the end of 2018;

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In first-/second-generation EGFR TKI-refractory (principally second-line after Iressa®/ Tarceva®) NSCLC: initiate the next stage of global clinical trials in early 2019.

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SAVOIR global Phase III study in c-MET-driven PRCC enrolling patients at all sites now following its initiation in June 2017.

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PRCC molecular epidemiology study ("MES") progressing:  200+ patient tissue-sample diagnostic analysis likely to yield data by end of 2018, which we hope will highlight for regulatory authorities an unmet medical need in c-MET-driven PRCC.

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CALYPSO Phase II combinations with Imfinzi® programmed death-ligand 1 ("PD-L1") inhibitor:  enrolled rapidly in H1 2018 and may complete enrollment in late 2018 and in mid-2019 in PRCC and clear cell renal cell carcinoma ("ccRCC") patients, respectively.

Sulfatinib—Unique angio-immuno kinase inhibitor of VEGFR, fibroblast growth factor receptor ("FGFR") 1, and colony stimulating factor-1 receptor ("CSF-1R"):

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Phase IIIs in neuroendocrine tumor ("NET"):  enrollment continuing in the two Phase III studies in NET patients in China, with interim analysis expected for 2019; if results are positive, this could potentially be our first novel drug candidate to be launched by our own commercial team.

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U.S. Phase Ib/IIa expansion: enrolling pancreatic NET and biliary tract cancer ("BTC") patients, following the completion of the U.S. dose escalation stage and based on preliminary efficacy and safety data observed in these two indications in China.

Further progress in early/proof-of-concept clinical trials, including:

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Epitinib Phase Ib/II in EGFR gene amplified glioblastoma:  trial initiated in China in the first quarter of 2018 with epitinib, our unique EGFR inhibitor that has demonstrated the ability to penetrate the blood-brain barrier.

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HMPL-523 U.S. investigational new drug ("IND") clearance:  The U.S. Food and Drug Administration ("FDA") approved our highly selective spleen TKI ("Syk") to progress into clinical trials in June 2018, which we plan to initiate in early 2019.

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HMPL004-6599 Australia Phase I initiated:  proprietary botanical drug being developed by our 50/50 joint venture with Nestlé initiated and completed the single ascending dose study in the first half of 2018. Phase II enabling non-clinical studies are being initiated.

Expansion of U.S. and international operations, and recruitment of key personnel:

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New office in New Jersey: U.S./ex-Asia operations expanded to support our unpartnered compounds through proof-of-concept, registration trials, and market launch in territories outside of Asia.

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Key personnel recruited, including the U.S. Chief Medical Officer and Head of International Operations.

Key potential pipeline milestones anticipated in the next 6-12 months

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Savolitinib:

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Third-generation (Tagrisso®) EGFR-TKI refractory, c-MET gene amplified, NSCLC (both second-line and third-line): initiation of global study of savolitinib in combination with Tagrisso® in this rapidly growing patient population.

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First-/second-generation (Iressa®/Tarceva®) EGFR-TKI refractory, c-MET gene amplified, T790M negative NSCLC (second-line): initiation of a global randomized, controlled study of savolitinib in combination with Tagrisso® along with multiple supporting clinical studies.

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Presentation of preliminary Phase II data for savolitinib monotherapy in c-MET gene amplified gastric cancer and first-line MET Exon 14 mutation/deletion NSCLC.

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Release of results of global PRCC MES and review of the potential Breakthrough Therapy opportunity in c-MET-driven PRCC.

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Fruquintinib:

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Aim to receive NDA approval in advanced CRC and launch in China, with our partner Lilly.

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Release of top-line results for the FALUCA Phase III study in third-line NSCLC.

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Epitinib: initiation of Phase III China registration study in first-line NSCLC patients with EGFR activating mutations and brain metastasis.

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HMPL-523: presentation of preliminary safety and efficacy data from Phase I dose escalation study in hematological cancer in Australia and China.

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Immunotherapy combinations: aim to take first steps to develop our VEGFR inhibitors, fruquintinib and sulfatinib, in combination with various programmed cell death protein-1 ("PD-1") antibodies in several solid tumor settings.

COMMERCIAL PLATFORM—OPERATING HIGHLIGHTS

The points below summarize some of the operational and financial highlights of our Commercial Platform in the first half of 2018. For more details, please refer to "Operations Review—Commercial Platform" below.

Scaled, high-performance drug marketing and distribution platform covering ~300 cites/towns in China with approximately 3,400 sales personnel. Targeting multiple indications with many household-name brands:

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Sales of our non-consolidated Prescription Drugs joint venture, Shanghai Hutchison Pharmaceuticals Limited ("SHPL") grew by 18% to $152.7 million (H1 2017: $129.7m). SHPL's main product, She Xiang Bao Xin ("SXBX") pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, saw sales increase by 18% to $129.8 million.

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Our consolidated Prescription Drugs business, operated through Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited ("Hutchison Sinopharm"), saw sales decrease by 21% to $68.0 million (H1 2017: $85.8m) as a result of the Chinese government's implementation of the new TIS, pursuant to which we had converted to earning service fees from the commercialization of certain third-party products instead of recognizing the gross sales from these products in our revenue as we had done prior to implementation of TIS in October 2017; despite the TIS change, service fees earned from key third-party products, such as anti-psychotic Seroquel®, grew rapidly, up 75% to $9.6 million (H1 2017: $5.5m).

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Sales of our non-consolidated Consumer Health joint venture, Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS"), grew by 26% to $119.0m (H1 2017: $94.4m, excluding divested operations), driven by the elimination of production capacity constraints.

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Our consolidated Consumer Health sales increased by 14% to $20.6 million (H1 2017: $18.1m), resulting from higher volume in infant nutrition products.

Simon To, Chairman of Chi-Med, said:    "Chi-Med continues to deliver on its clear strategy of developing its broad pipeline and cultivating and growing its capabilities in global drug discovery and development, while maintaining an over a decade-and-a-half long track record of earnings growth in its Commercial Platform.

During the first half of 2018, we have focused on navigating the China NDA process for fruquintinib, which we believe is now nearing completion. We are optimistic that we will see fruquintinib approved and launched by year end. We also look forward, around year end, to reporting the top-line results for the pivotal Phase III, the FALUCA study, of fruquintinib in third-line NSCLC in China.

Our collaboration with AstraZeneca continues to gather momentum, and we are currently enrolling registration studies in both kidney and lung cancer indications for savolitinib monotherapy. We are also in the process of planning and preparing to initiate multiple additional studies in lung and gastric cancers, which we believe may ultimately serve as registration studies.

Our un-partnered assets have also made good progress, with sulfatinib in two Phase III studies in China that could produce readout next year in NETs. In addition, we have worked with key opinion leaders and the regulatory authorities in China to agree on a Phase III pathway for epitinib and aim to initiate a pivotal study around year end. On our Syk, phosphoinositide 3-kinase delta ("PI3Kd") and FGFR compounds, all of which are in proof-of-concept, we have made meaningful progress in enrollment thereby acquiring a preliminary understanding of efficacy and safety for each compound. We expect to present some of these data at scientific conferences over the next twelve months.

We are now looking closely into multiple opportunities to combine our highly selective TKIs with both PD-1 and PD-L1 immunotherapy agents and will strive to make progress during the second half of 2018, via collaboration, in this very high potential arena.

We have expanded our U.S./ex-Asia operations, including our office in New Jersey, and continue to recruit seasoned talent to manage the progress of our unpartnered compounds through proof-of-concept, registration trials, and market launch in territories outside of Asia.

Chi-Med has a clear and ambitious aim to bring three of our drugs through approval over the next approximately three years. We believe we are adequately structured and resourced to support this aim. In the longer term, we intend to continue to emerge as a world-class innovator based in China, bringing our assets to both the China and global markets. We have confidence in our ability to achieve these aims."

Use of Non-GAAP Financial Measures—References in this announcement to adjusted R&D expenses, adjusted consolidated net income attributable to Chi-Med from our Commercial Platform, adjusted consolidated operating profit from our Commercial Platform, adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business and adjusted revenue of HBYS and non-consolidated joint ventures are based on non-GAAP financial measures. Please see the "Use of Non-GAAP Financial Measures and Reconciliation" below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

FINANCIAL GUIDANCE:

Our updated guidance for 2018, compared to the most recent guidance in our full year results announcement for the year ended December 31, 2017 dated March 12, 2018, includes a $20 million increase in expected full year Innovation Platform R&D expense to $130-140 million. This increase reflects a rise in clinical trial spending as well as broadening of organizational scale and new middle management share-based incentive grants. These costs are all driven by the heightened competitive environment in China biotech, resulting from the step-change increase interest and investment in the sector over the past two years. We make no other changes to the full year 2018 financial guidance as detailed below:

	2018 Previous Guidance	2018 Current Guidance	Adjustment
Group Level:
• Consolidated revenue	$155 - 175m	$155 - 175m	None
• Admin., interest & tax	$(16) - (18)m	$(16) - (18)m	None

• Net loss[1]	$(19) - (52)m	$(39) - (72)m	$(20)m increase
Innovation Platform:
• Consolidated revenue	$40 - 50m	$40 - 50m	None
• Adjusted (non-GAAP) R&D expenses	$(110) - (120)m	$(130) - (140)m	$(20)m increase

• Net loss[1]	$(60) - (80)m	$(80) - (100)m	$(20)m increase
Commercial Platform:
• Sales (consolidated)	$115 - 125m	$115 - 125m	None
• Sales of non-consolidated JVs[2]	$460 - 480m	$460 - 480m	None

• Net income on an as adjusted (non-GAAP) basis excl. one-time gains[1]	$41 - 43m	$41 - 43m	None
• One-time gains [1]	$0 - 20m[3]	$0 - 20m[3]	None

• Net income [1]	$41 - 63m	$41 - 63m	None

Notes: [1] Attributable to Chi-Med; [2] Joint ventures; [3] One-time property compensation, timing of which is dependent on Guangzhou government policy.

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U.K. Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. BST (4:00 p.m. HKT)—at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, U.K. Investors may participate in the call at +44 20 3003 2666 or access a live video webcast of the call via Chi-Med's website at www.chi-med.com/investors/event-information/.

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT—to participate in the call from the U.S., please dial 1 866 966 5335.

Additional dial-in numbers are also available at Chi-Med's website. For both calls please use conference ID "Chi-Med."

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About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President,	+852 2121 8200
Corporate Finance & Development
U.K. & International Media Enquiries
Anthony Carlisle,	+44 7973 611 888 (Mobile)
Citigate Dewe Rogerson	anthony.carlisle@cdrconsultancy.co.uk
U.S. Based Media Enquiries
Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile)
bmiles@troutgroup.com
Susan Duffy, Solebury Trout	+1 (917) 499 8887 (Mobile)
sduffy@troutgroup.com
Investor Relations
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile)
xyang@troutgroup.com
David Dible,	+44 7967 566 919 (Mobile)
Citigate Dewe Rogerson	david.dible@citigatedewerogerson.com
Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the "Group," the "Company," "Chi-Med," "Chi-Med Group," "we," "us," and "our," mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "pipeline," "could," "potential," "believe," "first-in-class," "best-in-class," "designed to," "objective," "guidance," "pursue," or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management's expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study's inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see Chi-Med's filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms. Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

 FINANCIAL REVIEW

Chi-Med Group revenue for the six months ended June 30, 2018 decreased by 19% to $102.2 million (H1 2017: $126.6m). Revenue from the Commercial Platform decreased to $88.6 million (H1 2017: $103.9m) driven by the adoption of the TIS policy which caused our consolidated joint venture Hutchison Sinopharm to cease recognizing gross sales from certain third-party products and instead earn service fees from such sales in the first half of 2018. Revenue from the Innovation Platform decreased to $13.6 million in the first half of 2018 (H1 2017: $22.7m), reflecting similar levels of service fee payments from our partners as was received in the first half of 2017 but, no milestone payments were received in the first half of 2018 (H1 2017: $5.0m from AstraZeneca and $4.5m from Lilly). It should be noted that Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, SHPL and HBYS, since these are accounted for using the equity method.

In the first half of 2018 our Commercial Platform, which continues to be an important profit and cash source for Chi-Med, grew operating profit by 22% to $31.0 million (H1 2017: $25.3m on an as adjusted (non-GAAP) basis excluding one-time gains of $2.5m) as a result of strong growth in SHPL's coronary artery disease Prescription Drug business, service fees on Seroquel® and Concor® and elimination of production capacity constraints on our Consumer Health businesses. The Innovation Platform incurred an operating loss of $53.1 million (H1 2017: -$14.8m) as a result of expansion of practically all aspects of our R&D organization and operations as well as clinical development of our pipeline of eight drug candidates.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, declined to $4.9 million (H1 2017: $6.7m) mainly due to higher interest income from short-term investments.

Consequently, Chi-Med Group's operating loss was $27.0 million (H1 2017: operating profit of $6.3m).

The aggregate of interest and income tax expenses of Chi-Med Group, as well as net income attributable to non-controlling interests was $5.7 million (H1 2017: $4.6m) mainly due to higher profit taxes and an increase in the share of net income attributable to a non-controlling interest in the Commercial Platform.

The resulting total Group net loss attributable to Chi-Med was $32.7 million (H1 2017: net income $1.7m).

As a result, Group net loss attributable to Chi-Med in the first half of 2018 was $0.49 per ordinary share / $0.245 per American depositary share ("ADS"), compared to net income attributable to Chi-Med of $0.03 per ordinary share / $0.015 per ADS, in H1 2017.

Cash and Financing

During the past two years, we have had a high degree of success in proof-of-concept studies on our eight clinical drug candidates, which has naturally resulted in a significant increase in investment. The scale of our late-stage clinical trial programs has expanded significantly, with a total of seven registration studies, either Phase III or Phase II registration intent studies, either underway or completing. We plan for four additional registration studies to start in late 2018/early 2019 as well as to continue early development Phase Ib/II studies in approximately 20 Target Patient Populations ("TPPs").

We have, and will continue to try to partially offset increasing clinical investment with cash generated in our operating activities from dividends paid by our non-consolidated Commercial Platform joint ventures, as well as payments received from AstraZeneca, Lilly, and NSP, our joint venture with Nestlé. In aggregate, in the first half of 2018, these helped offset a meaningful portion of the $66.7 million (H1 2017: $37.5m) in R&D expenses on an as adjusted (non-GAAP) basis.

As of June 30, 2018, we had available cash resources of $416.9 million (December 31, 2017: $479.6m) at the Chi-Med Group level including cash and cash equivalents and short-term investments of $322.5 million (December 31, 2017: $358.3m) and unutilized bank borrowing facilities of $94.4 million (December 31, 2017: $121.3m). In addition, as of June 30, 2018, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $62.5 million (December 31, 2017: $67.0m) in available cash resources.

Outstanding bank loans as of June 30, 2018 amounted to $26.7 million (December 31, 2017: $30.0m) at the Chi-Med Group level, with a weighted average cost of borrowing in the first half of 2018 of 2.33% (year ended December 31, 2017: 1.90%). As of June 30, 2018 and December 31, 2017, our non-consolidated joint ventures had no outstanding bank loans.

In summary, we believe that the cash resources that we currently hold are sufficient to fund all our near-term activities, including the full development of our clinical drug pipeline into 2020.

 OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by the in-house R&D operation which was started in 2002. Since then, we have built a large team of about 390 scientists and staff (June 30, 2017: 330) based in China and are operating a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to build and leverage this platform, as we have in the past decade, to produce a stream of novel drug candidates with global potential.

Innovation Platform revenue in the first half of 2018 was $13.6 million (H1 2017: $22.7m) reflecting generally similar levels of service fees and clinical cost reimbursements received from AstraZeneca and Lilly to those received in the first half of last year. Revenue in the first half of 2017 also included milestone payments from AstraZeneca and Lilly for the start of the savolitinib Phase III clinical trial in PRCC ($5.0m) and the submission of the first fruquintinib NDA ($4.5m). We did not receive any milestone payments in the first half of 2018.

In the first half of 2018 we granted options to purchase on over 870,000 ordinary shares to over 40 members, primarily of the Innovation Platform middle management team, an important step to broaden equity participation among the future leaders of the company. The non-cash expense for these grants totaled $20.4 million and will be amortized over four years, with $7.1 million expected to be expensed in 2018.

Net loss attributable to Chi-Med increased to $52.9 million (H1 2017: -$14.8m) mainly from increased R&D expenses of $66.7 million (H1 2017: $37.5m) on an as adjusted (non-GAAP) basis driven by expansion of clinical development activities, the aforementioned organization growth and new share-based incentives, as well as further investment in the expansion of small molecule manufacturing operations.

Since inception, the Innovation Platform has dosed over 4,000 patients/subjects in clinical trials of our drug candidates with over 400 dosed in the first half of 2018 primarily as a result of enrollment in the seven registration studies that we had underway during the period.

U.S. and International Operations Expanded

In the second quarter of 2018, we commenced operations of Hutchison MediPharma (US) Inc. at our new U.S. offices in Florham Park, New Jersey. While we have been conducting clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by this new U.S. office will support our growth strategy outside of China and significantly broaden and scale our non-Asia clinical development and international operations. As part of this strategy, we recruited two experienced senior personnel, namely the U.S. Chief Medical Officer, and the Head of International Operations. They will support our expansion of clinical development and regulatory activities outside Asia, including initiating and managing Phase II trials of fruquintinib, sulfatinib and HMPL-523 in the U.S. and preparing for the commercial launch of fruquintinib and sulfatinib outside of mainland China, if approved.

Product Pipeline Progress

SAVOLITINIB (AZD6094)

Savolitinib is a potential first-in-class inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors. In clinical studies to date, involving over 700 patients, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in PRCC, NSCLC, CRC and gastric cancer with an acceptable safety profile. We are currently testing savolitinib in partnership with AstraZeneca in multiple Phase Ib/II studies, both as a monotherapy and in combinations. Two registration studies, one in kidney and one in lung cancer, are underway and several additional studies, that we believe could ultimately serve as registration studies, are expected to start over the next 6-12 months.

Savolitinib—Kidney cancer:    High proportion of MET-driven patients. The table below shows a summary of the clinical studies that we have underway for savolitinib in kidney cancer patients.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
1	SAVOIR: 1L/2L c-MET-driven PRCC	Savolitinib monotherapy	Global	III	Initiated Q2 2017 Est. enrolled YE 2019
N/A	MES: PRCC epidemiology study	N/A—diagnostic	Global	N/A	Est. completed YE 2018
2	PAPMET: PRCC	Savolitinib vs. sunitinib vs. cabozantinib vs. crizotinib	US(NCI)	II	Est. enrolled YE 2019
3	CALYPSO: PRCC	Savolitinib and Imfinzi®	UK/Spain	II	Est. enrolled YE 2018
4	CALYPSO: 2L ccRCC (VEGFR TKI refractory)	Savolitinib monotherapy	UK/Spain	II	Est. enrolled H1 2019
5	CALYPSO: 2L ccRCC (VEGFR TKI refractory)	Savolitinib and Imfinzi®	UK/Spain	II	Est. enrolled H1 2019

TPP 1—Enrolling (NCT03091192)—Phase III PRCC savolitinib once daily ("QD") monotherapy (Global)—A global Phase III registration study, the SAVOIR study, of savolitinib versus Sutent® in c-MET-driven metastatic PRCC patients was initiated in June 2017. The primary endpoint for efficacy in the SAVOIR study is median progression free survival ("PFS"), with secondary endpoints of OS, objective response rate ("ORR"), duration of response ("DoR") and disease control rate ("DCR"). All clinical trial site initiations in six countries were completed early this year, and we expect enrollment to complete around the end of 2019.

The MES is ongoing, whereby archived tissue samples from over 200 PRCC patients are being screened using our companion diagnostic to identify c-MET-driven disease. We expect this global MES to contribute to developing a more comprehensive understanding of the role of c-MET-driven disease in PRCC. Historical medical records from these patients will then be used to determine if c-MET-driven disease is predictive of worse outcome, in terms of PFS and OS, in PRCC patients. If this is proven to be the case, we will consider engaging in discussions regarding Breakthrough Therapy potential with the FDA. We expect to have the full MES data by the end of 2018, and could present it at a major scientific conference in 2019.

TPP 2—Enrolling (NCT02761057)—Phase II study of multiple TKIs in metastatic PRCC (U.S.)—A Phase II study, sponsored by the U.S. National Cancer Institute, and named the PAPMET study, to assess the efficacy of multiple TKIs in metastatic PRCC including Sutent®; Cabometyx® (cabozantinib); Xalkori® (crizotinib) and savolitinib. PAPMET began enrolling patients in 2016, and is expected to enroll about 180 patients in over 70 locations in the U.S. The savolitinib arm of the study is over a third enrolled and is expected to complete enrollment in 2019.

TPP 3, TPP 4 and TPP 5—Enrolling (NCT02819596)—Phase II study of savolitinib monotherapy and in combination with Imfinzi® (anti-PD-L1) in both PRCC and ccRCC patients (U.K./Spain)—A dose finding study began in 2016, named the CALYPSO study, at St. Bartholomew's Hospital in London, to assess safety/tolerability of savolitinib and Imfinzi® combination therapy as well as preliminary efficacy of savolitinib as a monotherapy or combination therapy in several c-MET-driven kidney cancer patient populations. During 2016, the dose-finding phase of the CALYPSO study successfully established the combination dose of savolitinib and Imfinzi® and the study moved onto the Phase II expansion stage in PRCC and ccRCC patients in the U.K. and Spain to further explore efficacy. Patient recruitment moved rapidly in the first half of 2018. Enrollment for PRCC patients is expected to complete in the second half of 2018 and for ccRCC patients in the first half of 2019.

Savolitinib—Lung cancer: We believe this is Savolitinib's largest market opportunity. The table below shows a summary of the clinical studies that we have underway for savolitinib in lung cancer patients.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
6	TATTON: NSCLC 1st/2nd-gen EGFR TKI refractory	Savolitinib and Tagrisso®	Global	Ib/II	Next trial est. start H1 2019
7	TATTON: NSCLC 3rd-gen EGFR TKI refractory	Savolitinib and Tagrisso®	Global	Ib/II	Next trial est. start YE 2018
8	2L NSCLC, EGFR TKI refractory	Savolitinib and Iressa®	China	Ib/II	Next trial in discussion with partner AstraZeneca
9	1L NSCLC	Savolitinib monotherapy	China	II	Enrollment complete
10	MET Exon 14 mutation/deletion NSCLC	Savolitinib monotherapy	China	II	Registration intent. Enrolling

Tagrisso® combinations: In 2016, we initiated a global Phase Ib/II expansion study in NSCLC, the TATTON (Part B) study, aiming to recruit sufficient c-MET gene amplified patients, who had progressed after prior treatment with a first/second-generation TKI (e.g. Iressa®/Tarceva®), to support a decision on global Phase II/III registration strategy. In this first/second-generation EGFR TKI refractory NSCLC population, we estimate that c-MET gene amplification occurs in 15-20% of patients, while the T790M mutation occurs in approximately 45-70% of patients. TATTON (Part B) also included patients who subsequently developed resistance to third-generation EGFR TKIs (primarily Tagrisso®). Preliminary data was presented in October 2017 at World Conference on Lung Cancer ("WCLC") (as described below). TATTON (Part B) continued to enroll and further data, including PFS, is expected to be presented at a scientific conference in the future. Other parallel studies, TATTON (Part C) and TATTON (Part D), were initiated in 2017 and will further broaden our data set in the 400mg (Japan only) and 300mg QD dose, respectively, over the balance of 2018 and early 2019. Earlier this year, AstraZeneca decided to progress onto the next stage of development of two separate indications, and planning for each is underway as described below (TPP 7 & TPP 6).

TPP 7—Enrolling (NCT02143466)—Phase Ib/II NSCLC (second- or third-line 3rd-generation EGFR TKI- (primarily Tagrisso®) refractory), savolitinib (600mg QD) in combination with Tagrisso® (Global) —Data presented in June 2017 at ASCO, by Harvard Medical School and Massachusetts General Hospital Cancer Center ("HMS/MGH"), showed that about 30% (7/23 patients) of Tagrisso® resistant NSCLC patients harbor c-MET gene amplification. This patient population is generally heavily pre-treated and highly complex from a molecular analysis standpoint, with the HMS/MGH study showing that more than half the c-MET gene amplification patients also harbored additional genetic alterations, including but not limited to EGFR gene amplification. At the 2017 WCLC, preliminary TATTON (Part B) study data included 30 evaluable patients previously treated with third-generation T790M-directed EGFR inhibitors, primarily Tagrisso®. Confirmed partial response ("PRs") were observed in 10/30 (ORR 33%) of these patients, which was as expected given the additional driver genes at work post Tagrisso® monotherapy failure. We believe that the savolitinib/Tagrisso® combination is an important treatment option for these late-stage c-MET gene amplified patients who have no remaining targeted treatment alternatives. Moreover, the FDA and the European Commission approved Tagrisso® for first-line treatment of

EGFR-mutation NSCLC in April and June 2018, respectively, and as such the need for treatment following Tagrisso® is expected to increase.

Encouraged by the above-mentioned data and recent approvals of Tagrisso®, AstraZeneca has decided to prioritize proceeding with development of savolitinib in NSCLC for patients that are refractory to third-generation EGFR TKI by the end of 2018. This will start out as a single-arm, Phase II study for savolitinib (600mg, 300mg if <55kg QD) and Tagrisso® (80mg QD).

TPP 6—Enrolling (NCT02143466)—Phase Ib/II expansion NSCLC (second-line 1st/2nd-generation EGFR TKI-refractory), savolitinib in combination with Tagrisso® (Global)—At the 2017 WCLC, preliminary TATTON (Part B) study data included 34 evaluable patients who showed confirmed PRs in 14/23 (ORR 61%) of T790M mutation negative patients, as well as confirmed PRs in 6/11 (55% ORR) of T790M mutation positive patients.

Planning is now underway for a global randomized controlled study of the savolitinib plus Tagrisso® combination in this TPP 6, first/second-generation EGFR TKI-refractory (Iressa®/Tarceva®), c-MET-driven, T790M mutation-negative NSCLC patients. This will also start out as a Phase II study and is currently targeted to start in H1 2019.

Other lung cancer populations:

TPP 8—Completed (NCT02374645)—Phase II NSCLC (second-line), EGFR TKI-refractory, savolitinib in combination with Iressa® (China)—We continue to discuss how this combination can be further developed.

TPP 9 and TPP 10—Enrollment Completed and Enrolling (NCT01985555 / NCT02897479)—Phase II c-MET-driven NSCLC, savolitinib monotherapy (China) —Phase II studies of savolitinib are ongoing in NSCLC focusing on patients with c-MET-driven disease. These are NSCLC patients with MET Exon 14 mutation/deletion who have failed prior systemic therapy, or are unwilling or unable to receive chemotherapy. Following recent regulatory dialogue and a subsequent protocol amendment, we expect that this study, if successful, would be sufficient to support an NDA submission in China. Preliminary data in these TPPs may be presented at a major scientific conference in 2019.

Savolitinib—Gastric cancer: multiple Phase II studies underway in Asia in c-MET-driven patients.

Phase II gastric cancer studies are ongoing in China as well as the VIKTORY umbrella study, being run at the Samsung Medical Center in South Korea, in which savolitinib is represented in three out of the twelve treatment arms. As at the latest report in 2017, a total of over 850 gastric cancer patients had been screened in these studies and those patients with confirmed c-MET-driven disease are being treated with either savolitinib monotherapy or savolitinib in combination with Taxotere®. Presentations of preliminary data from these studies were made in 2017 at the annual meetings of the Chinese Society of Clinical Oncology ("CSCO") (China Phase II, 441 patients screened) and ASCO (VIKTORY Phase II, 438 patients screened), with about 5.1% of patients determined to have c-MET gene amplification. The table below shows a summary of the clinical studies that we have underway for savolitinib in gastric cancer patients.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
11	Gastric cancer (c-MET gene amplification) and VIKTORY (in South Korea)	Savolitinib monotherapy	China & South Korea	II	Enrolling
12	VIKTORY: Gastric cancer (c-MET over-expression)	Savolitinib and Taxotere®	South Korea	II	Enrolling
13	VIKTORY: Gastric cancer (c-MET gene amplification)	Savolitinib and Taxotere®	South Korea	II	Enrolling

TPP 11—Enrolling (South Korea (NCT02449551) / China (NCT01985555))—Phase II gastric cancer, savolitinib monotherapy, patients with c-MET gene amplification (South Korea/China)—Preliminary results were presented at the CSCO 2017 conference for the efficacy evaluable c-MET gene amplified patients in China. This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with c-MET gene amplification, and the potential benefit to these patients clearly warrants further exploration, including continuing enrollment for a Phase II study in China. The VIKTORY Phase II study is ongoing in c-MET gene amplified patients in South Korea, and preliminary data may be presented at a major scientific conference in the second half of 2018 or in 2019.

TPP 12 and TPP 13—Enrolling (NCT02447380 / NCT02447406)—Phase II studies of savolitinib in combination with Taxotere® in c-MET over-expression or c-MET gene amplification gastric cancer (South Korea)—Phase II studies are underway to assess safety/tolerability of savolitinib and Taxotere® combination as well as preliminary efficacy of the combination therapy in both c-MET gene amplified patients and, the approximately 40% of gastric cancer patients who harbor c-MET over-expression. The VIKTORY Phase II is ongoing in South Korea in TPP 12 and 13, with preliminary data may be presented at a major scientific conference in the second half of 2018 or in 2019.

Savolitinib—Prostate cancer: The table below shows a summary of the clinical study that we have underway for savolitinib in prostate cancer patients.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
14	Metastatic Castration-Resistant Prostate Cancer	Savolitinib monotherapy	Canada	II	Enrolling

TPP 14—Enrolling (NCT03385655)—Phase II study in patients with metastatic Castration-Resistant Prostate Cancer ("mCRPC") (Canada)—study sponsored by the Canadian Cancer Trials Group is designed to determine the effect of savolitinib on prostate-specific antigen ("PSA") decline and time to PSA progression, ORR as determined by RECIST 1.1 criteria, the safety and toxicity profile of savolitinib in mCRPC patients, as well as any potential predictive and prognostic factors. The umbrella study targets to enroll around 500 patients into six treatment arms based on molecular status, with one treatment arm being patients with aberrant c-MET activation who will receive savolitinib. High levels of c-MET over-expression can be prevalent in prostate cancer patients.

FRUQUINTINIB (HMPL-013)

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that was designed to be a global best-in-class VEGFR inhibitor for many types of solid tumors. Fruquintinib's unique kinase selectivity has been shown to reduce off-target toxicity thereby allowing for better target coverage, as well as possible use in combination with other agents such as chemotherapies, targeted therapies and immunotherapies. We believe these are points of meaningful differentiation compared to other approved small molecule VEGFR inhibitors, such as Sutent®, Nexavar® (sorafenib) and Stivarga®, and can potentially significantly expand the use and global market potential of fruquintinib.

We believe that fruquintinib is the first home-grown, China-discovered and developed drug candidate in a mainstream oncology indication to succeed in a pivotal Phase III registration trial. There are three pivotal Phase III trials (the FRESCO, FALUCA and FRUTIGA studies) currently underway or completing in China. Our first ever NDA in China for third-line CRC (the FRESCO study) is near the end of the approval application process. We have also completed enrollment in third-line NSCLC (the FALUCA study) and are enrolling patients in a study in combination with Taxol® in second-line gastric cancer (the FRUTIGA study). Furthermore, a Phase II study in combination with Iressa® in first-line EGFR activating mutation NSCLC is ongoing, following encouraging preliminary results presented at the 2017 WCLC. We also expect a Phase I study of fruquintinib in the U.S. to complete by the end of 2018, which will represent the first step in the development of fruquintinib outside China. In China, fruquintinib is jointly developed with Lilly, our commercial partner. The table below shows a summary of the clinical studies that we have underway for fruquintinib.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
15	FRESCO: 3L CRC	Fruquintinib monotherapy	China	III	Pending NDA approval
16	FALUCA: 3L NSCLC	Fruquintinib monotherapy	China	III	Enrollment complete Top-line data YE 2018
17	1L NSCLC	Fruquintinib and Iressa®	China	II	Enrollment complete
18	Solid tumors	Fruquintinib monotherapy	US	I	Est. complete YE 2018
19	FRUTIGA: 2L gastric cancer	Fruquintinib and Taxol®	China	III	Initiated Oct 2017

TPP 15—NDA submitted June 2017 (NCT02314819)—Phase III study in CRC (third-line), fruquintinib monotherapy (China)—Since completing submission of the NDA to the China National Drug Administration ("CNDA", formerly the China Food and Drug Administration) in June 2017, we have engaged the CNDA's Center for Drug Evaluation to conduct reviews in the areas of pharmacology and toxicity, clinical data and statistical analysis, and chemistry, manufacturing and control of standards and process. We have also facilitated the conduct of clinical site visits including Good Clinical Practice and Good Laboratory Practice inspections, and the pre-approval inspections ("PAIs") for our active pharmaceutical ingredient contract manufacturer as well as the PAI and Good Manufacturing Practice ("GMP") certification process for our Suzhou formulation facility. We hope to receive an approval from the CNDA on our NDA in the second half of 2018.

Following the initial presentation of FRESCO, a pivotal Phase III study in 416 patients with locally advanced or metastatic CRC disease that progressed following at least two prior systemic chemotherapies, at the 2017 ASCO annual meeting, two further analyses were subsequently presented at the 2018 ASCO annual meeting. Firstly, the results of a subgroup analysis by prior anti-VEGF or anti-EGFR target therapy in FRESCO showed that fruquintinib had clinically meaningful benefits in third-line metastatic CRC patients regardless of PTT without observed cumulative toxicity. This subgroup analysis result is consistent with the previously reported FRESCO intent-to-treatment population result. Secondly, an ad-hoc analysis aiming to compare the quality-adjusted survival between the two arms of the FRESCO study using Q-TWiST showed that the relative improvement of Q-TWiST observed represents a clinically important quality-of-life benefit for metastatic CRC patients.

In addition, in June 2018, the JAMA published the full results of the FRESCO study. We believe that this is the first time that the JAMA has ever published novel oncology therapy results from China, a testament to the quality of the FRESCO study design, execution, and result.

TPP 16—Enrollment complete (NCT02691299)—Phase III study of fruquintinib monotherapy in third-line NSCLC (China)—Following a positive Phase II study comparing fruquintinib with placebo in advanced non-squamous NSCLC patients who have failed two prior systemic chemotherapies, we initiated a Phase III registration study, the FALUCA study, in December 2015. Results of the Phase II study were presented at the 2016 WCLC and have been published in the Journal of Clinical Oncology. In February 2018, we completed enrollment of the FALUCA study in China, in which a total of 527 patients were randomized at a 2:1 ratio to receive either fruquintinib or placebo plus best supportive care. The primary endpoint for the FALUCA study is OS, with secondary endpoints including PFS, ORR, DCR and DoR. We expect to reach median OS endpoint maturity and report top-line results in late 2018.

TPP 17—Enrollment complete (NCT02976116)—Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (China)—In early 2017, we initiated a multi-center, single-arm, open-label, dose-finding Phase II study of fruquintinib in combination with Iressa® in the first-line setting for patients with advanced or metastatic NSCLC with EGFR activating mutations. We have enrolled about 50 patients in this study with the objective to evaluate the safety and tolerability as well as efficacy of the combination therapy. Preliminary data was presented at the 2017 WCLC, showing an encouraging efficacy and safety profile.

Fruquintinib's unique safety and tolerability profile, resulting from its high kinase selectivity, combined with better flexibility to manage treatment emergent toxicities due to its shorter half-life than monoclonal antibody anti-angiogenesis therapies, makes it a very high potential combination partner for EGFR-TKIs.

TPP 18—Enrolling (NCT03251378)—Phase I fruquintinib monotherapy in advanced solid tumors (U.S.)—In December 2017, we initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and pharmacokinetics ("PK") of fruquintinib in U.S. patients with solid tumors. Upon completion, likely at the end of 2018, our intention is to begin exploring multiple innovative combination studies of fruquintinib and other TKIs, chemotherapy and immunotherapy agents in the U.S.

Recent innovations in solid tumor drugs have focused on targeted therapies and immunotherapies which, as monotherapies, have both delivered improved outcomes for patients. Our proof-of-concept studies have already demonstrated the benefits of TKI combinations with other TKIs or with chemotherapy, and immunotherapy combinations will also be included. As unique next-generation anti-angiogenesis VEGFR TKIs, fruquintinib (with its uniquely selective profile) and sulfatinib (with its inhibition of tumor-associated macrophages, facilitating PD-1 induced immune response) represent ideal candidates for combination with immunotherapy agents such as PD-1/L1 inhibitors to extend the duration of these benefits and expand them to more patients. This hypothesis was recently demonstrated at this year's ASCO annual meeting relating to the combination of Inlyta® (axitinib) and Keytruda® (pembrolizumab) in first-line ccRCC in 52 patients, which yielded an ORR of 73% vs. 34% and 38% for Inlyta® or Keytruda® monotherapy, respectively.

TPP 19—Enrolling (NCT03223376)—Phase III study of fruquintinib in combination with Taxol® in gastric cancer (second-line) (China)—In October 2017, we initiated the FRUTIGA study, a randomized, double-blind, Phase III study to evaluate the efficacy and safety of fruquintinib combined with Taxol® compared with Taxol® monotherapy for second-line treatment of advanced gastric or gastroesophageal junction adenocarcinoma, in patients who had failed first-line standard 5-flourouracil-based chemotherapy. A total of over 500 patients are expected to be enrolled into the FRUTIGA study at a 1:1 ratio. The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and quality-of-life score. Biomarkers related to the anti-tumor activity of fruquintinib will also be explored. We intend to conduct an interim analysis of the FRUTIGA study for futility, sometime during mid-2019.

SULFATINIB (HMPL-012)

Sulfatinib is an oral drug candidate with a unique angio-immuno kinase profile which provides both effects on anti-angiogenesis and effects on enhancing the body's immune system, specifically T-cells. In addition to suppressing angiogenesis through inhibiting VEGFR and FGFR1, sulfatinib is a potent inhibitor of CSF-1R, a signaling pathway involved in blocking the activation of tumor-associated macrophages. Sulfatinib is the first oncology candidate that we have taken through proof-of-concept in China and subsequently started clinical development in the U.S. We are currently conducting studies in six TPPs on sulfatinib and retain all rights to sulfatinib worldwide. A summary of these clinical studies is shown in the table below.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
20	SANET-p: Pancreatic NET	Sulfatinib monotherapy	China	III	Est. enrolled 2019
21	SANET-ep: Non-pancreatic NET	Sulfatinib monotherapy	China	III	Est. enrolled 2019
22	Pancreatic NET and BTC	Sulfatinib monotherapy	US	Ib/II	Enrolling
23	Thyroid cancer (Recurrent/refractory MTC)	Sulfatinib monotherapy	China	II	Enrollment complete
24	Thyroid cancer (RAI-refractory DTC)	Sulfatinib monotherapy	China	II	Enrollment complete
25	Chemotherapy refractory BTC	Sulfatinib monotherapy	China	II	Enrolling

TPP 20—Enrolling (NCT02589821)—Phase III in pancreatic NET patients (China)—In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET. Patients are randomized in a 2:1 ratio to receive either sulfatinib or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability. We expect to complete enrollment in 2019 and present top-line results thereafter.

TPP 21—Enrolling (NCT02588170)—Phase III in non-pancreatic NET patients (China)—In December 2015, we initiated the SANET-ep study, which is a pivotal Phase III study in patients with low or intermediate grade advanced non-pancreatic NET. Patients are randomized at a 2:1 ratio to receive either sulfatinib or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability. We expect to complete enrollment in 2019 and present top-line results thereafter.

TPP 22—Enrolling (NCT02549937)—Phase Ib/II in pancreatic NET and BTC patients (U.S.)—A Phase I dose escalation study in advanced solid tumor patients in the U.S. completed at the end of the first half of 2018, having confirmed the 300mg QD recommended Phase II dose. Earlier in July 2018, we initiated a U.S. multi-arm Phase Ib/II study to explore efficacy and safety in both pancreatic NET and BTC patients.

TPP 23 and TPP 24—Enrollment complete (NCT02614495)—Phase II study in recurrent/refractory thyroid cancer patients (China)—In 2016, we began an open-label, Phase II proof-of-concept study in patients with recurrent/refractory medullary thyroid cancer ("MTC") or radioactive iodine ("RAI")-refractory differentiated thyroid cancer ("DTC") in China where there are few safe and effective treatment options. In June 2017, we presented preliminary Phase II data at ASCO 2017 conference showing that at the time of data cut-off, a total of 18 patients had been enrolled, and treated with sulfatinib, with preliminary data showing that confirmed PRs were reported in 3/10 (30.0% ORR) RAI-refractory DTC patients and 1/6 (16.7% ORR) MTC patients, and all other patients were reported as stable disease.

TPP 25—Enrolling (NCT02966821)—Phase II study in chemotherapy refractory BTC patients (China)—In early 2017, we began a Phase II proof-of-concept study in patients with BTC, a heterogeneous group of rare malignancies arising from the biliary tract epithelia and the gallbladder. We see a major unmet medical need for patients who have progressed while on chemotherapy, and believe that sulfatinib may offer a new targeted treatment option in this tumor type. Planning for a Phase III pivotal study in China in this TPP is now underway.

EPITINIB (HMPL-813)

A significant portion of NSCLC patients, estimated at approximately 10-15%, have developed brain metastasis by the time of first diagnosis and eventually approximately 50% of NSCLC patients are estimated to develop brain metastasis. Patients with brain metastasis have a dismal prognosis and a poor quality of life with limited treatment options. Epitinib is a potent and highly selective oral EGFR inhibitor which has demonstrated brain penetration and efficacy in both pre-clinical and clinical studies. EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, approved EGFR inhibitors such as Iressa® and Tarceva® cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective targeted therapy. We currently retain all rights to epitinib worldwide. The table below shows a summary of the clinical studies that we have underway for epitinib.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
26	EGFR-mutation NSCLC with brain metastasis	Epitinib monotherapy	China	Ib	Enrolling Ph. III start YE 2018
27	Glioblastoma	Epitinib monotherapy	China	Ib/II	Initiated March 2018

TPP 26—Enrolling (NCT02590952)—Phase Ib epitinib monotherapy in NSCLC patients with activating EGFR-mutations and brain metastasis (China)—In December 2016 at the WCLC, we presented encouraging efficacy data from an open label, multi-center Phase I dose expansion study. For EGFR TKI naïve patients treated with epitinib 160mg QD dose, ORR was in the range of 60-70% (including confirmed and unconfirmed PRs), with a tolerable safety profile. During the first half of 2018, we continued to enroll patients in this Phase Ib study and, as a result of our recent dialogue with regulators, are planning to initiate a Phase III study in late 2018.

TPP 27—Enrolling (NCT03231501)—Phase Ib/II study in glioblastoma —Glioblastoma is a primary brain cancer that harbors high levels of EGFR gene amplification. In March 2018, we initiated a Phase Ib/II study multi-center, single-arm, open-label study to evaluate the efficacy and safety of epitinib as a monotherapy in patients with EGFR gene amplified, histologically confirmed glioblastoma. The primary endpoint is ORR.

THELIATINIB (HMPL-309)

Theliatinib is a novel molecule EGFR inhibitor under investigation for the treatment of solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to current EGFR TKIs, Iressa® and Tarceva®, due to their sub-optimal binding affinity. Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®. Consequently, we believe that theliatinib could benefit patients with tumor-types with a high incidence of wild-type EGFR activation. This is notable in certain cancer types such as esophageal cancer, where 8-30% of patients harbors EGFR gene amplification and 30-90% EGFR over-expression. We currently retain all rights to theliatinib worldwide. The table below shows a summary of the clinical studies that we have underway for theliatinib.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
28	Solid tumors	Theliatinib monotherapy	China	I	Completed
29	Esophageal cancer	Theliatinib monotherapy	China	Ib	Enrolling

TPP 28—Completed (NCT02601274)—Phase I study of theliatinib monotherapy in solid tumors (China)—At the 2017 CSCO conference, we presented results from the Phase I study of the safety and preliminary anti-tumor activity of theliatinib. Results showed that doses up to 500mg QD were determined to be safe and well-tolerated, with no dose limiting toxicities or maximum tolerated dose established. The study concluded that further development of theliatinib 400mg QD amongst esophageal cancer patients with EGFR over-expression was warranted (TPP 29).

TPP 29—Enrolling (NCT02601274)—Phase Ib expansion theliatinib monotherapy in esophageal cancer (China)—In early 2017, we began a Phase Ib proof-of-concept expansion study of theliatinib in esophageal cancer patients with EGFR protein over-expression or gene amplification. This study is now in the process of expanding through the opening of additional clinical sites in China.

HMPL-523

HMPL-523 is a potential best-in-class oral inhibitor targeting Syk, a key protein involved in B-cell signaling. Modulation of the B-cell signaling system has proven to have significant potential for the treatment of certain chronic diseases in immunology, such as rheumatoid arthritis, immune thrombocytopenia (ITP) or lupus, as well as hematological cancers where it is a potential first-in-class compound. We currently retain all rights to HMPL-523 worldwide. The table below shows a summary of the clinical studies that we have underway for HMPL-523.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
30	Immunology (healthy volunteers)	HMPL-523 monotherapy	Australia	I	Completed
31	Immunology (healthy volunteers)	HMPL-523 monotherapy	China	I	Initiating
32	Hematological cancers	HMPL-523 monotherapy	Australia	I	Enrolling
33	Lymphoma	HMPL-523 monotherapy	China	I	Enrolling

TPP 30 and TPP 31—Completed (NCT02105129)—Phase I study (healthy volunteers) (Australia/China)—We believe HMPL-523, as an oral drug candidate, has advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds can be taken orally and have shorter half-lives, thereby reducing the risk of infections from sustained suppression of the immune system. The Phase I dose escalation study showed HMPL-523 exhibited a tolerable safety profile, with data presented in full at the 2016 American College of Rheumatology conference. Off-target toxicities such as diarrhea and hypertension, seen with the first-generation Syk inhibitor fostamatinib, were not observed. In addition to tolerable safety, this Phase I dose escalation study evaluated the PK and pharmacodynamic ("PD") profile of HMPL-523.

TPP 32 and TPP 33—Enrolling (NCT02503033 / NCT02857998)—Phase I study of HMPL-523 in hematological cancers (Australia/China)—In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in hematological cancer patients and have completed seven dose cohorts. China Phase I began in early 2017 and completed five dose cohorts. Recommended Phase II doses have been determined and dose expansion studies have initiated in both Australia and China. Since early 2018, we have been increasing the number of active clinical sites, now totaling 13, in Australia and China to support a large dose expansion program in a broad range of hematological cancers. These include, chronic lymphocytic leukemia, small lymphocytic lymphoma, mantle cell lymphoma, follicular lymphoma and diffuse large B-cell lymphoma. We target to present dose escalation results, including preliminary proof-of-concept data, at a major scientific conference later in 2018 or in 2019. Our U.S. IND application for HMPL-523 was cleared by the FDA at the end of June 2018 and we are now planning Phase II development.

HMPL-689

HMPL-689 is a novel, potential best-in-class, highly selective and potent small molecule inhibitor targeting the isoform PI3Kd, a key component in the B-cell receptor signaling pathway. We have designed HMPL-689 with superior PI3Kd isoform selectivity. HMPL-689's PK properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies. We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide. The table below shows a summary of the clinical studies that we have underway for HMPL-689.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
34	Healthy volunteers	HMPL-689 monotherapy	Australia	I	Completed
35	Lymphoma	HMPL-689 monotherapy	China	I	Initiated August 2017

TPP 34 and TPP 35—Enrolling (NCT02631642 / NCT03128164)—Phase I dose escalation (Australia/China)—In 2016, we completed a Phase I dose escalation study in Australia in healthy adult volunteers to evaluate HMPL-689's PK and safety profile following single oral dosing. Results were as expected with linear PK properties and tolerable safety profile. We subsequently initiated a Phase I dose escalation and expansion study in patients with hematologic malignancies in China in August 2017.

HMPL-453

HMPL-453 is a novel, potentially first-in-class, highly selective and potent small molecule inhibitor that targets FGFR 1/2/3, a sub-family of receptor tyrosine kinases. Aberrant FGFR signaling has been found to be a driving force in tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies. To date, there are no approved therapies specifically targeting the FGFR signaling pathway. In pre-clinical studies, HMPL-453 demonstrated excellent kinase selectivity as well as strong anti-tumor potency. Abnormal FGFR gene alterations are believed to be the drivers of tumor cell proliferation in several solid tumor settings. We currently retain all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies that we have underway for HMPL-453.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
36	Solid tumors	HMPL-453 monotherapy	Australia	I	Discontinued
37	Solid tumors	HMPL-453 monotherapy	China	I	Enrolling

TPP 36 and TPP 37—Enrolling (NCT02966171 / NCT03160833)—Phase I dose escalation (Australia/China)—In early 2017, we initiated first-in-human Phase I dose escalation studies in both Australia and China to evaluate safety, tolerability, PK, PD and preliminary anti-tumor activity in patients with advanced or metastatic solid tumors. In July 2018 we discontinued the Australian Phase I study due to the emergence of certain serious, though non-life threatening, FGFR target related toxicities. The China Phase I continues, with additional measures designed to minimize risk to patients, due to the overall greater tolerance and lower toxicities experienced in Chinese patients.

HMPL004-6599

The table below shows the clinical study that we have underway for HMPL004-6599.

TPP	Name, Line, Patient Focus	Therapy	Sites	Phase	Status
38	Healthy volunteers	HMPL004-6599 monotherapy	Australia	I	Initiated April 2018

TPP 38—Enrolling (NCT03597971)—Phase I dose escalation (Australia) —HMPL004-6599 is a proprietary botanical drug for the treatment of inflammatory bowel disease, which we are developing through NSP, our 50/50 joint venture with Nestlé. We initiated Phase I clinical studies in Australia in April 2018 and completed the single ascending dose stage. Phase II enabling non-clinical studies are being initiated. HMPL004-6599 is an enriched/purified re-formulation of HMPL-004, our drug candidate that reported positive Phase II results in ulcerative colitis in 2010, but later proved futile in an interim analysis of the subsequent Phase III study in 2014.

COMMERCIAL PLATFORM

The Commercial Platform, which has been built over the past 17 years, is focused on two business areas. First is our core Prescription Drugs business, a higher-margin/profit business operated through our joint ventures SHPL and Hutchison Sinopharm, in which we nominate management and run the day-to-day operations. Our Prescription Drugs business is a platform that we plan to use to launch our Innovation Platform drugs once approved in China. Second is our Consumer Health business, which is a profitable and cash flow generating business selling primarily market-leading, household-name OTC pharmaceutical products through our non-consolidated joint venture HBYS.

In the first half of 2018, the Commercial Platform delivered strong net income growth despite a change in the way we recognize certain sales resulting from the implementation of the TIS and the divestment of a non-core OTC logistics business. Consolidated sales of our Commercial Platform's subsidiaries decreased by 15% to $88.6 million (H1 2017: $103.9m) as TIS caused us to shift from a gross sales revenue model to a service fee revenue model with respect to sales of certain third-party products. The sales of our Commercial Platform's non-consolidated joint ventures, SHPL and HBYS, grew by 21% to $271.7 million (H1 2017: $224.2m excluding divested operations). These resulted in adjusted (non-GAAP) consolidated net income attributable to Chi-Med from our Commercial Platform up 19% to $26.9 million (H1 2017: $22.7m) when one-time gains were excluded (H1 2017: $2.5m, R&D-related subsidies to SHPL).

Prescription Drugs business

In the first half of 2018, sales of our Prescription Drugs subsidiaries decreased as expected by 21% to $68.0 million (H1 2017: $85.8m) as a result of the implementation of TIS. Sales of our non-consolidated Prescription Drugs joint venture (SHPL) grew by 18% to $152.7 million (H1 2017: $129.7m). The consolidated (non-GAAP) net income attributable to Chi-Med from our Prescription Drugs business was up 23% to $20.8 million (H1 2017: $16.9m, excluding one-time gains from R&D-related subsidies to SHPL). The Prescription Drugs business represented 77% of our overall Commercial Platform net income in the first half of 2018.

SHPL:    Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established and stable-growth business. In the first half of 2018, SHPL delivered sales growth of 18% at $152.7 million (H1 2017: $129.7m) as a result of both volume and price growth on SXBX pill.

SXBX pill:    SHPL's main product is SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina, myocardial infarction and sudden cardiac death. There are over one million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (34% of adults), increasing levels of obesity (28% of adults are overweight) and hypertension (26% of adults). SXBX pill is the third largest botanical prescription drug in this indication in China, with a market share of 15% nationally and 47% in Shanghai. Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage, including 18% to $129.8 million in the first half of 2018 (H1 2017: $110.4m).

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China's National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug. SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China's Low Price Drug List with a 2017 average daily cost of RMB4.00 (2016: RMB3.30), or approximately $0.60. In the coming years, we anticipate stable growth in sales and profit for SXBX pill given the strength of its proposition and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas. The commercial team now has about 2,400 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL's new, GMP-certified factory located 40 kilometers south of Shanghai in Fengpu district holds 74 drug product manufacturing licenses and is operated by about 550 manufacturing staff. This new factory, opened in 2017, has approximately tripled SHPL's capacity and therefore positions us well for continued long-term growth.

Concor®:    Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximately 18% national market share in China's beta-blocker drug market and 70% of China's generic bisoprolol market. SHPL is now the exclusive marketing agent in six provinces, markets that contain over 360 million people. We have created synergy with SHPL's existing cardiovascular medical sales team by detailing Concor® alongside SXBX pill. In the first half of 2018, we grew Concor® sales by 25%, resulting in service fees of $2.2 million (H1 2017: $1.1m). We expect growth in these fees will continue to be driven by cardiovascular market expansion.

Hutchison Sinopharm:    Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm, focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China. In the first half of 2018, Hutchison Sinopharm sales decreased 21% to $68.0 million (H1 2017: $85.8m) as a result of the TIS implementation, as described below.

Regulatory reform in the China pharmaceutical distribution system—The new TIS, a mandatory government policy, has now been rolled-out across China. In principle, the purpose of the TIS is to restrict the number of layers in the drug distribution system in China and to improve transparency, compliant business conduct, and efficiency and thereby lower the cost of drugs. The impact to us is that, starting in October 2017, the Seroquel® sales model, in which our consolidated revenues historically reflected total gross sales of Seroquel®, shifted to a fee-for-service model similar to that used with respect to Concor®. This change reduced the top-line revenues that Hutchison Sinopharm records from sales of Seroquel® as well as several of our other third-party products. Importantly, however, this drop in reported sales has had no impact on profitability, the service fees paid to Hutchison Sinopharm, or our commercial team operations and expansion plans.

Seroquel®:    Seroquel® (quetiapine tablets) is an anti-psychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are under-diagnosed in China. Seroquel® holds a 5.6% market share in China's approximately $0.9 billion atypical anti-psychotic prescription drug market, and 45% of China's generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine. Seroquel® is the only brand in China to have an extended release (XR) formulation, which in 2017 was included on the National Drug Reimbursement List (NDRL), thereby providing us with major competitive advantage over quetiapine generics.

Hutchison Sinopharm is the exclusive marketing agent for Seroquel® tablets in China and operates through a team of about 110 dedicated medical sales representatives. As stated throughout, the new TIS has had no effect on profitability, with service fees paid to Hutchison Sinopharm for marketing Seroquel® during the first half of 2018 increasing 75% to $9.6 million (H1 2017: $5.5m).

In June 2018, AstraZeneca sold and licensed rights to Seroquel® to Luye Pharma Group, Ltd., including the transfer of contracts entered into by AstraZeneca with third parties. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd. and remain unchanged following this transaction, and this transaction has not affected our 2018 financial guidance.

Subject to Hutchison Sinopharm's continued performance of marketing services, and delivery of approximately 22% in-market sales growth in 2018 and 15% per year thereafter, we will continue to retain exclusive commercial rights to Seroquel® in China until 2025. Growth in Seroquel in-market sales during the first half of 2018 was 36% due to overall strong execution. We expect Hutchison Sinopharm to have a reasonable chance to meet these annual Seroquel® sales targets over the next several years, although such sales are subject to a number of factors, some of which are beyond our control, including potential changes in government pricing policies in China.

Consumer Health business:

During the first half of 2018, sales of our Consumer Health subsidiaries increased by 14% to $20.6 million (H1 2017: $18.1m) and sales of our non-consolidated Consumer Health joint venture (HBYS) were $119.0 million, a 26% increase (H1 2017: $94.4m on an as adjusted (non-GAAP) basis, excluding divested operation sales of $29.0m). Consolidated net income attributable to Chi-Med from our Consumer Health business grew by 7% to $6.1 million (H1 2017: $5.8m). The Consumer Health business represented 23% of our overall Commercial Platform net income in the first half of 2018.

HBYS:    Our OTC business operated through our non-consolidated joint venture, HBYS, focuses on the manufacture, marketing and distribution of OTC pharmaceutical products. Its Bai Yun Shan brand is a market-leading, household name, established over 40 years ago, and is known by the majority of Chinese consumers. In addition to about 1,000 manufacturing staff in Guangdong and Anhui and 189 drug product licenses, HBYS has a commercial team of about 1,000 sales staff that covers the national retail pharmacy channel in China. The increased available production capacity as detailed below, and a decline in the prices of certain key raw materials, resulted in the above strong revenue and net income growth in the first half of 2018.

New Bozhou factory:    In August 2017, HBYS transferred the majority of production to our new GMP-certified low-cost factory in Bozhou, Anhui. Capacity until this point had been constrained and production had to be supplemented by third-party contract manufacturers. These production capacity constraints were eliminated in the second half of 2017 once the Bozhou factory began production.

Fu Fang Dan Shen ("FFDS") tablets and Banlangen granules:    FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu), the two main products of HBYS, are generic OTC drugs with leading national market share in China of 38% (2016: 32%) and 53% (2016: 51%), respectively. The first half of 2018 saw the combined sales of these products increased by 10% to $70.7 million (H1 2017: $64.3m). This was largely due to the reversal of several headwinds affecting Banlangen during the same period in 2017. Banlangen sales grew 34% to $37.9 million in the first half of 2018 due to a moderate to severe flu season and the elimination of manufacturing capacity constraints. This increase was offset in part by a decline in sales of FFDS which fell 9% to $32.8 million as a result of price increases and a reduction in distribution channel inventory ahead of the approval and label expansion of FFDS for use in certain early-stage dementia indications, which is expected in the second half of 2018.

Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited ("Guanbao") divestment:    In September 2017, HBYS divested its 60% shareholding in Guanbao for a consideration approximately equal to its carrying value. Guanbao was a Good Supply Practice distribution company which had been established via a joint venture in 2012. This low margin, primarily third-party OTC logistics business, with operations limited mainly to Henan province, had proven to be a business with no strategic value to Chi-Med. Sales reported under HBYS for Guanbao were nil in the first half of 2018 (H1 2017: $29.0m).

HBYS property update:    HBYS's vacant Plot 2 (26,700 sqm.) in Guangzhou has been listed for sale as part of the Guangzhou municipal government's urban redevelopment scheme plan since 2016. The date of this public auction will be determined by the Guangzhou government, while we are actively working to facilitate the process, external factors have to-date hampered progress. Land prices however continue to rise in Guangzhou, and based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be well over $100 million of which 40 to 50% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS's larger Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, when auctioned, we anticipate that based on recent precedent land transactions, Plot 1 could bring HBYS compensation per square meter comparable to Plot 2.

Hutchison Healthcare Limited ("HHL") and Hutchison Hain Organic Holdings Limited ("HHOH"):    HHL, HHOH and other minor entities are subsidiaries involved in the commercialization of health-related consumer products. Sales of such products in the first half of 2018 grew by 14% to $20.6 million (H1 2017: $18.1m) driven in part by growth of the Zhi Ling Tong® and Earth's Best® infant nutrition products.

Commercial Platform dividends:

The profits of the Commercial Platform continue to pass on to the Chi-Med Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $23.5 million (H1 2017: $42.6m) were paid from these joint ventures to the Chi-Med Group level in the first half of 2018. Dividends in the first half of 2017 were unusually high as the proceeds of one-time land compensation from SHPL were paid out. Net income from SHPL and HBYS have totaled over $500 million since 2005, of which $355 million has been paid in dividends to Chi-Med and its partners, with the balance retained by the joint ventures as cash or used primarily to fund factory upgrades and expansion. As of June 30, 2018, SHPL and HBYS held in aggregate $41.9 million in cash and cash equivalents, with no outstanding bank borrowings.

Christian Hogg
Chief Executive Officer
July 27, 2018

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management's view of performance including:

•
Adjusted R&D expenses;

•
Adjusted consolidated operating profit from our Commercial Platform;

•
Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform;

•
Adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business; and

•
Adjusted revenues of HBYS and non-consolidated joint ventures.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group's overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors' understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways. The following items are excluded from adjusted financial results:

Adjusted R&D expenses:    We exclude the impact of the revenue received from external customers of our Innovation Platform, which is reinvested into our clinical trials, to derive our adjusted R&D expense. Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners. The variability of such payments makes the identification of trends in our ongoing R&D activities more difficult. We believe the presentation of adjusted R&D expenses provides useful and meaningful information about our ongoing R&D activities by enhancing investors' understanding of the scope of our normal, recurring operating R&D expenses.

Adjusted consolidated operating profit from our Commercial Platform, adjusted consolidated net income attributable to Chi-Med from our Commercial Platform and adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business: We exclude the impact of one-time gains which were triggered by the payment of R&D-related subsidies from the Shanghai government to SHPL.

Adjusted revenues of HBYS and non-consolidated joint ventures:    We exclude the sales of Guanbao because Guanbao was divested by HBYS in September 2017.

Reconciliation of GAAP to adjusted R&D expenses:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

	$'000
Segment operating loss—Innovation Platform	(53,041)	(14,811)
Less: Segment revenue from external customers—Innovation Platform	(13,624)	(22,726)

Adjusted R&D expenses	(66,665)	(37,537)

Reconciliation of GAAP to adjusted consolidated operating profit from our Commercial Platform:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

	$'000
Consolidated operating profit—Commercial Platform	30,958	27,798
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated operating profit—Commercial Platform	30,958	25,304

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Commercial Platform:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

	$'000
Consolidated net income attributable to Chi-Med—Commercial Platform	26,914	25,158
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated net income attributable to Chi-Med—Commercial Platform	26,914	22,664

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

	$'000
Consolidated net income attributable to Chi-Med—Prescription Drugs business	20,768	19,421
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated net income attributable to Chi-Med—Prescription Drugs business	20,768	16,927

Reconciliation of GAAP to adjusted revenues of HBYS and non-consolidated joint ventures:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

	$'000
HBYS revenue	118,983	123,408
Less: Guanbao revenue	—	(28,964)

Adjusted revenue of HBYS	118,983	94,444
SHPL revenue	152,717	129,718

Adjusted revenues of non-consolidated joint ventures	271,700	224,162

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hutchison China MediTech Limited
Condensed Consolidated Balance Sheets
(in US$'000, except share data)

	Note	June 30, 2018	December 31, 2017

		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	75,329	85,265
Short-term investments	4	247,165	273,031
Accounts receivable—third parties	5	44,419	38,410
Accounts receivable—related parties	18 (ii)	2,550	3,860
Other receivables, prepayments and deposits	6	14,315	11,296
Amounts due from related parties	18 (ii)	1,110	8,544
Inventories	7	9,788	11,789

Total current assets		394,676	432,195
Property, plant and equipment	8	14,416	14,220
Deferred tax assets	19 (ii)	681	633
Investments in equity investees	9	161,589	144,237
Other assets		6,581	6,647

Total assets		577,943	597,932

Liabilities and shareholders' equity
Current liabilities
Accounts payable	10	19,308	24,365
Other payables, accruals and advance receipts	11	49,669	40,953
Income tax payable	19 (iii)	1,167	979
Deferred revenue	16	3,753	1,295
Amounts due to related parties	18 (ii)	10,687	7,021
Short-term bank borrowings	12	—	29,987

Total current liabilities		84,584	104,600
Deferred tax liabilities	19 (ii)	5,052	4,452
Long-term bank borrowings	12	26,692	—
Deferred revenue	16	924	809
Other liabilities		2,846	3,105

Total liabilities		120,098	112,966
Commitments and contingencies	13
Company's shareholders' equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 66,532,683 and 66,447,037 shares issued at June 30, 2018 and December 31, 2017 respectively	14	66,533	66,447
Additional paid-in capital		497,517	496,960
Accumulated losses		(140,890)	(107,104)
Accumulated other comprehensive income		8,571	5,430

Total Company's shareholders' equity		431,731	461,733
Non-controlling interests		26,114	23,233

Total shareholders' equity		457,845	484,966

Total liabilities and shareholders' equity		577,943	597,932

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Operations
(Unaudited, in US$'000, except share and per share data)

		Six Months Ended June 30,

	Note	2018	2017

Revenues
Sales—third parties	16	85,116	99,950
Sales—related parties	16	3,449	3,908
Revenue from license and collaboration agreements—third parties	16	8,548	17,843
Revenue from research and development services—related parties	16	5,076	4,883

Total revenues		102,189	126,584

Operating expenses
Costs of sales—third parties		(69,423)	(86,528)
Costs of sales—related parties		(2,455)	(2,859)
Research and development expenses	17	(60,053)	(31,566)
Selling expenses		(9,392)	(9,681)
Administrative expenses		(14,549)	(12,015)

Total operating expenses		(155,872)	(142,649)

Loss from operations		(53,683)	(16,065)
Other income/(expense)		3,188	(673)

Loss before income taxes and equity in earnings of equity investees		(50,495)	(16,738)
Income tax expense	19 (i)	(2,680)	(1,846)
Equity in earnings of equity investees, net of tax	9	23,050	22,269

Net (loss)/income		(30,125)	3,685
Less: Net income attributable to non-controlling interests		(2,566)	(2,003)

Net (loss)/income attributable to the Company		(32,691)	1,682

(Losses)/earnings per share attributable to the Company—basic (US$ per share)	20 (i)	(0.49)	0.03
(Losses)/earnings per share attributable to the Company—diluted (US$ per share)	20 (ii)	(0.49)	0.03
Number of shares used in per share calculation—basic	20 (i)	66,389,454	60,660,846
Number of shares used in per share calculation—diluted	20 (ii)	66,389,454	61,134,539

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Comprehensive (Loss)/Income
(Unaudited, in US$'000)

	Six Months Ended June 30,

	2018	2017

Net (loss)/income	(30,125)	3,685
Other comprehensive income
Foreign currency translation gain	3,445	3,308

Total comprehensive (loss)/income	(26,680)	6,993
Less: Comprehensive income attributable to non-controlling interests	(2,870)	(2,367)

Total comprehensive (loss)/income attributable to the Company	(29,550)	4,626

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, in US$'000, except share data in '000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income/(Loss)	Total Company's Shareholders' Equity	Non- controlling Interests	Total Equity

As at January 1, 2017	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net income	—	—	—	1,682	—	1,682	2,003	3,685
Issuances in relation to share option exercises	31	31	143	—	—	174	—	174
Share-based compensation
Share options	—	—	551	—	—	551	1	552
Long-term incentive plan ("LTIP")	—	—	1,125	—	—	1,125	1	1,126

	—	—	1,676	—	—	1,676	2	1,678

LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividend paid to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(37)	(37)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	2,944	2,944	364	3,308

As at June 30, 2017	60,737	60,737	208,658	(78,685)	(1,331)	189,379	22,122	211,501

As at December 31, 2017	66,447	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966
Impact of change in accounting policy (Note 2)	—	—	—	(1,080)	—	(1,080)	(3)	(1,083)

As at January 1, 2018	66,447	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(32,691)	—	(32,691)	2,566	(30,125)
Issuances in relation to share option exercises	86	86	634	—	—	720	—	720
Share-based compensation
Share options	—	—	2,784	—	—	2,784	7	2,791
LTIP	—	—	2,575	—	—	2,575	7	2,582

	—	—	5,359	—	—	5,359	14	5,373

LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	3,141	3,141	304	3,445

As at June 30, 2018	66,533	66,533	497,517	(140,890)	8,571	431,731	26,114	457,845

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$'000)

		Six Months Ended June 30,

	Note	2018	2017

Net cash (used in)/generated from operating activities	22	(18,596)	19,422

Investing activities
Purchases of property, plant and equipment		(2,079)	(3,045)
Deposits in short-term investments		(491,169)	(16,000)
Proceeds from short-term investments		517,035	40,270
Investment in an equity investee		(8,000)	(7,000)

Net cash generated from investing activities		15,787	14,225

Financing activities
Proceeds from issuance of ordinary shares	15 (i)	720	174
Purchases of treasury shares	15 (ii)	(5,451)	(1,367)
Proceeds from bank borrowings		26,923	22,551
Repayment of bank borrowings		(30,000)	(22,564)
Payment of issuance costs		(34)	—
Dividends paid to a non-controlling shareholder of a subsidiary		—	(37)

Net cash used in financing activities		(7,842)	(1,243)

Net (decrease)/increase in cash and cash equivalents		(10,651)	32,404
Effect of exchange rate changes on cash and cash equivalents		715	697

		(9,936)	33,101
Cash and cash equivalents
Cash and cash equivalents at beginning of period		85,265	79,431

Cash and cash equivalents at end of period		75,329	112,532

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 Hutchison China MediTech Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

              Hutchison China MediTech Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in the People's Republic of China (the "PRC") and sell their products mainly in the PRC and Hong Kong.

Liquidity

              As at June 30, 2018, the Group had accumulated losses of US$140,890,000, primarily due to its significant spending in drug research and development ("Drug R&D") activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2018, the Group had cash and cash equivalents of US$75,329,000, short-term investments of US$247,165,000 and unutilized bank borrowing facilities of US$94,359,000. Short-term investments comprised of bank deposits maturing over three months. As at December 31, 2017, the Group had cash and cash equivalents of US$85,265,000, short-term investments of US$273,031,000 and unutilized bank borrowing facilities of US$121,282,000. The Group's operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the six months ended June 30, 2018 and 2017 were US$23,526,000 and US$42,617,000 respectively.

              Based on the Group's operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Summary of Significant Accounting Policies

Basis of Presentation

              The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements, except for the adoption of Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606") as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

              The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

              The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

              The preparation of these interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expense, tax valuation allowances and revenues from research and development projects. Actual results could differ from those estimates.

Revenue Recognition—ASC 606

Summary of impact of applying ASC 606

              The Group applied ASC 606 to all contracts at the date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition as detailed below. The Group applied ASC 606 using the modified retrospective method by recognizing the cumulative effect as an adjustment to opening accumulated losses at January 1, 2018. The comparative information prior to January 1, 2018 has not been adjusted and continues to be reported under Accounting Standard Codification 605, Revenue Recognition (Topic 605) ("ASC 605").

              The Group assessed its license and collaboration contracts under ASC 606. Refer to Note 16. As a result of this assessment, the Group recorded an aggregate US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated losses upon adoption.

              For sales of goods and services, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under ASC 606 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance.

              Under the Group's previous accounting policy, deferred revenue comprised deferred upfront payments from the Group's license and collaboration contracts. Under ASC 606, advance payments from customers preceding an entity's performance are considered contract liabilities; therefore, advance payments from customers from the Group's Commercial Platform have been reclassified from other payables, accruals and advance receipts to deferred revenue. Expected rebates for sales of goods remain in other payables, accruals and advance receipts.

              The following tables summarize the impact of adopting ASC 606 on the Group's unaudited condensed consolidated financial statements as at and for the six months ended June 30, 2018, as compared to the amounts as if applying ASC 605:

	As reported ASC 606	Adjustments	As if applied ASC 605

	(in US$'000)
Condensed Consolidated Balance Sheet
Current assets	394,676	—	394,676
Non-current assets	183,267	—	183,267

Total assets	577,943	—	577,943

Liabilities and shareholders' equity
Current liabilities
Other payables, accruals and advance receipts	49,669	1,754	51,423
Deferred revenue	3,753	(2,434)	1,319
Other current liabilities	31,162	—	31,162

Total current liabilities	84,584	(680)	83,904
Deferred revenue	924	(267)	657
Other non-current liabilities	34,590	—	34,590

Total liabilities	120,098	(947)	119,151
Company's shareholders' equity
Accumulated losses	(140,890)	916	(139,974)
Accumulated other comprehensive income	8,571	28	8,599
Other shareholders' equity	564,050	—	564,050

Total Company's shareholders' equity	431,731	944	432,675
Non-controlling interests	26,114	3	26,117

Total shareholders' equity	457,845	947	458,792

Total liabilities and shareholders' equity	577,943	—	577,943

	As reported ASC 606	Adjustments	As if applied ASC 605

	(in US$'000)
Condensed Consolidated Statement of Operations
Total revenues	102,189	(164)	102,025
Total operating expense	(155,872)	—	(155,872)

Loss from operations	(53,683)	(164)	(53,847)
Total other income	3,188	—	3,188

Loss before income taxes and equity in earnings of equity investees	(50,495)	(164)	(50,659)
Income tax expense	(2,680)	—	(2,680)
Equity in earnings of equity investees, net of tax	23,050	—	23,050

Net loss	(30,125)	(164)	(30,289)
Less: Net income attributable to non-controlling interests	(2,566)	—	(2,566)

Net loss attributable to the Company	(32,691)	(164)	(32,855)

	As reported ASC 606	Adjustments	As if applied ASC 605

	(in US$'000)
Condensed Consolidated Statement of Comprehensive Loss
Net loss	(30,125)	(164)	(30,289)
Other comprehensive income	3,445	28	3,473

Total comprehensive loss	(26,680)	(136)	(26,816)
Less: Comprehensive income attributable to non-controlling interests	(2,870)	—	(2,870)

Total comprehensive loss attributable to ordinary shareholders of the Company	(29,550)	(136)	(29,686)

              There are no adjustments to net cash (used in)/generated from operating activities, investing activities or financing activities in the condensed consolidated statement of cash flows.

Updated accounting policy

              Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

Nature of goods and services

              The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)          Innovation Platform

              The Innovation Platform reportable segment principally generates revenue from license and collaboration contracts. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

              The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

              Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

(ii)         Commercial Platform

              The Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of drug, healthcare and consumer products, and (2) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. These contracts include prescription drug products and consumer health products.

              Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

              Revenue from sales of services is recognized when the benefits of the services transfer to the customer over time.

              Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Recent Accounting Pronouncements

              Refer to the recent accounting pronouncements in the annual audited consolidated financial statements for the preceding fiscal year. The following includes updates and new accounting pronouncements since the issuance of the annual audited consolidated financial statements.

              In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group expects to adopt the new standard using the modified retrospective method on January 1, 2019 with a retrospective adjustment to comparable periods starting from January 1, 2017, subject to further implementation guidance issued by the FASB. The Group is continuing to evaluate the impact of the new guidance, but expects a gross up to the consolidated balance sheets on the date of adoption primarily related to the Group's various factories and offices under non-cancellable lease agreements (Note 13) and are currently accounted off-balance sheet as operating leases under Accounting Standard Codification 840, Leases (Topic 840). Additionally, the Group expects limited impact to the consolidated statements of operations after adoption as the pattern of rental expense recognition should not change materially for such operating leases.

              In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. ASU 2018-07 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group shall adopt the guidance on January 1, 2019, but does not expect a significant impact upon adoption as there have been no nonemployee stock option grants during any periods presented.

              Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group's consolidated financial statements upon adoption.

3. Cash and Cash Equivalents

	June 30, 2018	December 31, 2017

	(in US$'000)
Cash at bank and on hand	57,209	30,018
Bank deposits maturing in three months or less (note (a))	18,120	55,247

	75,329	85,265

Denominated in:
United States dollar ("US$") (note (b))	55,761	66,381
Renminbi ("RMB") (note (b))	15,186	15,140
UK Pound Sterling ("£") (note (b))	725	295
Hong Kong dollar ("HK$")	3,657	3,449

	75,329	85,265

Notes:

(a)
The weighted average effective interest rate on bank deposits for the six months ended June 30, 2018 and for the year ended December 31, 2017 was 1.76% per annum and 1.06% per annum respectively (with maturity ranging from 7 to 90 days).

(b)
Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Short-term Investments

	June 30, 2018	December 31, 2017

	(in US$'000)
Bank deposits maturing over three months (note)
Denominated in:
US$	246,791	272,659
HK$	374	372

	247,165	273,031

Note: The weighted average effective interest rate on bank deposits maturing over three months for the six months ended June 30, 2018 and for the year ended December 31, 2017 was 1.93% per annum and 1.32% per annum respectively (with maturity ranging from 91 to 100 days, and 91 to 183 days respectively).

5. Accounts Receivable—Third Parties

	June 30, 2018	December 31, 2017

	(in US$'000)
Accounts receivable, gross	44,722	38,668
Allowance for doubtful accounts	(303)	(258)

Accounts receivable, net	44,419	38,410

              Substantially all the accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting period. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

              Movements on the allowance for doubtful accounts:

	2018	2017

	(in US$'000)
As at January 1	258	2,720
Increase in allowance for doubtful accounts	279	6
Decrease in allowance due to subsequent collection	(235)	(7)
Write-off	(1)	—
Exchange difference	2	48

As at June 30	303	2,767

6. Other Receivables, Prepayments and Deposits

              Other receivables, prepayments and deposits consisted of the following:

	June 30, 2018	December 31, 2017

	(in US$'000)
Prepayments	4,961	2,565
Purchase rebates	184	284
Other service receivables	—	490
Deposits	1,326	932
Value-added tax receivables	6,595	5,436
Interest receivables	634	506
Others	615	1,083

	14,315	11,296

7. Inventories

              Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30, 2018	December 31, 2017

	(in US$'000)
Raw materials	639	314
Finished goods	9,149	11,475

	9,788	11,789

              Movements on the provision for excess and obsolete inventories are as follows:

	2018	2017

	(in US$'000)
As at January 1	121	160
Increase in provision for excess and obsolete inventories	79	—
Decrease in provision due to subsequent sale or recovery	(124)	(13)
Exchange difference	3	3

As at June 30	79	150

8. Property, Plant and Equipment

              Property, plant and equipment consisted of the following:

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total

	(in US$'000)
Cost
As at January 1, 2018	2,372	9,057	2,568	15,154	2,558	31,709
Additions	—	80	2	492	1,021	1,595
Disposals	—	—	—	(68)	—	(68)
Transfers	—	209	748	208	(1,165)	—
Exchange differences	40	141	38	243	45	507

As at June 30, 2018	2,412	9,487	3,356	16,029	2,459	33,743

Accumulated depreciation
As at January 1, 2018	1,141	5,296	499	10,553	—	17,489
Depreciation	56	569	159	851	—	1,635
Disposals	—	—	—	(62)	—	(62)
Exchange differences	18	79	6	162	—	265

As at June 30, 2018	1,215	5,944	664	11,504	—	19,327

Net book value
As at June 30, 2018	1,197	3,543	2,692	4,525	2,459	14,416

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total

	(in US$'000)
Cost
As at January 1, 2017	2,232	6,296	86	13,976	1,760	24,350
Additions	—	228	39	509	2,269	3,045
Disposals	—	—	—	(12)	—	(12)
Transfers	—	128	1,300	(847)	(581)	—
Exchange differences	40	113	3	247	44	447

As at June 30, 2017	2,272	6,765	1,428	13,873	3,492	27,830

Accumulated depreciation
As at January 1, 2017	971	4,249	71	9,105	—	14,396
Depreciation	52	410	55	746	—	1,263
Disposals	—	—	—	(11)	—	(11)
Transfers	—	—	239	(239)	—	—
Exchange differences	18	77	1	162	—	258

As at June 30, 2017	1,041	4,736	366	9,763	—	15,906

Net book value
As at June 30, 2017	1,231	2,029	1,062	4,110	3,492	11,924

9. Investments in Equity Investees

              Investments in equity investees consisted of the following:

	June 30, 2018	December 31, 2017

	(in US$'000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited ("HBYS")	62,146	55,308
Shanghai Hutchison Pharmaceuticals Limited ("SHPL")	74,276	69,417
Nutrition Science Partners Limited ("NSPL")	24,792	19,201
Other	375	311

	161,589	144,237

              All of the equity investees are private companies and there are no quoted market prices available for their shares.

              Summarized financial information for the significant equity investees is as follows:

(i)          Summarized balance sheets

	Commercial Platform				Innovation Platform

	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL

	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

	(in US$'000)
Current assets	121,229	101,570	134,355	129,535	20,627	9,640
Non-current assets	108,263	107,226	103,468	103,477	30,000	30,000
Current liabilities	(82,693)	(75,787)	(87,274)	(91,665)	(1,044)	(1,239)
Non-current liabilities	(18,839)	(18,748)	(8,202)	(8,616)	—	—

Net assets	127,960	114,261	142,347	132,731	49,583	38,401
Non-controlling interests	(3,668)	(3,645)	—	—	—	—

	124,292	110,616	142,347	132,731	49,583	38,401

(ii)         Summarized statements of operations

	Commercial Platform				Innovation Platform

	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL

	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,

	2018	2017	2018	2017	2018	2017

	(in US$'000)
Revenue	118,983	123,408	152,717	129,718	—	—

Gross profit	59,155	45,933	108,802	94,964	—	—

Interest income	37	79	407	498	43	—

Finance cost	(135)	(58)	—	—	—	—

Profit/(loss) before taxation	14,306	13,525	45,942	43,727	(4,818)	(4,749)
Income tax expense (note)	(2,362)	(1,942)	(7,127)	(5,984)	—	—

Net income/(loss)	11,944	11,583	38,815	37,743	(4,818)	(4,749)
Non-controlling interests	39	(61)	—	—	—	—

Net income/(loss) attributable to the shareholders of equity investee	11,983	11,522	38,815	37,743	(4,818)	(4,749)

Note: HBYS and SHPL have been granted the High and New Technology Enterprise ("HNTE") status. Accordingly, the companies were eligible to use a preferential income tax rate of 15% for the six months ended June 30, 2018 and 2017.

              For the six months ended June 30, 2018 and 2017, other immaterial equity investees had net income of approximately US$120,000 and US$22,000 respectively.

(iii)        Reconciliation of summarized financial information

              Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform				Innovation Platform

	Consumer Health HBYS		Prescription Drugs SHPL		Drug R&D NSPL

	2018	2017	2018	2017	2018	2017

	(in US$'000)
Opening net assets after non-controlling interests as at January 1	110,616	127,072	132,731	150,134	38,401	33,611
Net income/(loss) attributable to the shareholders of equity investee	11,983	11,522	38,815	37,743	(4,818)	(4,749)
Dividends declared	—	(14,615)	(31,538)	(70,619)	—	—
Other comprehensive income	1,693	2,330	2,339	2,889	—	—
Investments	—	—	—	—	16,000	14,000

Closing net assets after non-controlling interests as at June 30	124,292	126,309	142,347	120,147	49,583	42,862

Group's share of net assets	62,146	63,154	71,173	60,074	24,792	21,431
Goodwill	—	—	3,103	2,923	—	—

Carrying amount of investments as at June 30	62,146	63,154	74,276	62,997	24,792	21,431

              The equity investees had the following lease commitments and capital commitments:

(a)
The equity investees lease various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as from the dates indicated are as follows:

	June 30, 2018	December 31, 2017

	(in US$'000)
Not later than 1 year	1,272	1,282
Between 1 to 2 years	595	400
Between 2 to 3 years	391	151
Between 3 to 4 years	137	141
Between 4 to 5 years	—	47

Total minimum lease payments	2,395	2,021

(b)
The equity investees had the following capital commitments:

	June 30, 2018	December 31, 2017

	(in US$'000)
Property, plant and equipment
Contracted but not provided for	1,368	1,034

10. Accounts Payable

	June 30, 2018	December 31, 2017

	(in US$'000)
Accounts payable—third parties	13,430	17,095
Accounts payable—non-controlling shareholders of subsidiaries (Note 18 (iv))	5,878	7,250
Accounts payable—related party (Note 18 (ii))	—	20

	19,308	24,365

              Substantially all the accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

11. Other Payables, Accruals and Advance Receipts

              Other payables, accruals and advance receipts consisted of the following:

	June 30, 2018	December 31, 2017

	(in US$'000)
Accrued salaries and benefits	7,904	9,295
Accrued research and development expenses	23,908	14,613
Accrued selling expenses and rebates	5,524	4,121
Accrued administrative and other general expenses	4,843	4,729
Deferred government incentives	1,936	1,790
Loan from a non-controlling shareholder of a subsidiary (Note 18 (iv))	1,550	1,550
Deposits (note)	1,386	1,282
Others	2,618	3,573

	49,669	40,953

Note: As at December 31, 2017, this balance included payments in advance from customers of US$0.7 million, which were reclassified to deferred revenue after the adoption of ASC 606 on January 1, 2018.

12. Bank Borrowings

              Bank borrowings consisted of the following:

	June 30, 2018	December 31, 2017

	(in US$'000)
Current	—	29,987
Non-current	26,692	—

	26,692	29,987

              The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2018 and the year ended December 31, 2017 was 2.33% per annum and 1.90% per annum respectively. In addition, the Group incurred guarantee fees of nil and US$320,000 for the six months ended June 30, 2018 and the year ended December 31, 2017 respectively, which was nil and 0.76% per annum respectively of the weighted average outstanding bank borrowings. The carrying amounts of the Group's bank borrowings are all denominated in HK$.

3-year term loan and 18-month revolving loan facilities

              In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate ("HIBOR") per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bears interest at 1.25% over HIBOR per annum. The term loan was drawn in May 2018 and is due in November 2020. Accordingly, the term loan is recorded under long-term bank borrowings as at June 30, 2018. As at June 30, 2018 and December 31, 2017, no amount has been drawn from the revolving loan facility. These credit facilities are guaranteed by the Company.

18-month term loan and revolving loan facilities

              In February 2017, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility includes (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The second credit facility includes (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loans from the first and second credit facilities were repaid and terminated in May 2018. As at June 30, 2018 and December 31, 2017, no amount has been drawn from either of the revolving loan facilities which are guaranteed by the Company.

3-year revolving loan facility

              In November 2015, the Group through its subsidiary renewed a three year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 1.25% over HIBOR. This facility will expire in November 2018. In February 2017, HK$20,000,000 (US$2,564,000) was drawn from this facility and the amount was fully repaid in March 2017. As at June 30, 2018 and December 31, 2017, there were no amounts due under this loan.

              The Group's bank borrowings are repayable as from the dates indicated as follows:

	June 30, 2018	December 31, 2017

	(in US$'000)
Not later than 1 year	—	30,000
Between 1 to 2 years	—	—
Between 2 to 3 years	26,923	—

	26,923	30,000

              As at June 30, 2018 and December 31, 2017, the Group had unutilized bank borrowing facilities of HK$736,000,000 (US$94,359,000) and HK$946,000,000 (US$121,282,000) respectively.

13. Commitments and Contingencies

(i)          Lease commitments

              The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as from the dates indicated are as follows:

	June 30, 2018	December 31, 2017

	(in US$'000)
Not later than 1 year	3,544	3,330
Between 1 to 2 years	2,725	2,875
Between 2 to 3 years	1,232	2,132
Between 3 to 4 years	285	345
Between 4 to 5 years	52	161
Later than 5 years	4	17

Total minimum lease payments	7,842	8,860

(ii)         Capital commitments

              The Group's capital commitments as from the dates indicated are as follows:

	June 30, 2018	December 31, 2017

	(in US$'000)
Property, plant and equipment
Contracted but not provided for	2,248	161

              In addition, the Group has also undertaken to provide the necessary additional funds for NSPL to finance its ongoing operations. The Group does not have any other significant commitments or contingencies.

14. Ordinary Shares

              The Company is authorized to issue 75,000,000 ordinary shares. A summary of ordinary share transactions (in thousands) is as follows:

	2018	2017

As at January 1	66,447	60,706
Share option exercises	86	31

As at June 30	66,533	60,737

              Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

15. Share-based Compensation

(i)          Share-based Compensation of the Company

              The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the "HCML Share Option Scheme"). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company, share options to subscribe for shares of the Company.

              The aggregate number of shares issuable under the HCML Share Option Scheme is 2,425,597 ordinary shares. The aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 197,080 ordinary shares. As at June 30, 2018, the number of shares authorized but unissued was 8,467,317 ordinary shares.

              Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

              A summary of the Company's share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in £ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in £'000)

Outstanding at January 1, 2017	1,039,596	15.00	6.77	7,900
Granted	150,000	31.05
Exercised	(56,309)	5.16
Cancelled	(6,875)	6.10

Outstanding at December 31, 2017	1,126,412	17.69	6.29	43,158
Granted	949,626	46.78
Exercised	(85,646)	6.10

Outstanding at June 30, 2018	1,990,392	32.07	7.72	28,530

Vested and exercisable at December 31, 2017	951,412	15.52	5.81	38,508
Vested and exercisable at June 30, 2018	928,266	17.13	5.46	26,702

              In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2011	2013	2016	2017	2018
Weighted average grant date fair value of share options (in £ per share)	1.84	3.15	8.99	12.69	16.71
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	4.41	6.10	19.70	31.05	46.78
Share price at effective date of grant (in £ per share)	4.33	6.10	19.70	31.05	46.57
Expected volatility (note (a))	46.6%	36.0%	39.0%	36.3%	37.7%
Risk-free interest rate (note (b))	3.13%	3.16%	1.00%	1.17%	1.47%
Contractual life of share options (in years)	10	10	8	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)
The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)
The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company's ordinary shares are currently listed on AIM and denominated in £.

(c)
The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

              The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company's share option exercises:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Cash received from share options exercised	720	174
Total intrinsic value of share options exercised	4,817	1,049

              The Group recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Research and development expenses	2,616	565
Administrative expenses	175	—

	2,791	565

              As at June 30, 2018, the total unrecognized compensation cost was US$20,937,000 and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.75 years.

(ii)         LTIP

              The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent American depositary shares ("ADS") (collectively the "Awarded Shares") to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

              Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management's assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

              Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss.

              Granted awards under the LTIP are as follows:

              On December 15, 2017, the Company granted awards up to a maximum cash amount per annum of US$0.5 million that stipulated annual performance targets. Shares under such LTIP awards will cover each financial year from 2018 to 2019. The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

              On March 15, 2017 and August 2, 2017, the Company granted awards up to a maximum cash amount per annum of US$6.0 million that stipulated annual performance targets. Shares under such LTIP awards will cover each financial year from 2017 to 2019. The annual performance target determination date is the date of the announcement of the Group's annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

              On March 15, 2017, the Company granted awards up to a maximum cash amount of US$0.4 million in aggregate that did not stipulate performance targets. Shares under such LTIP awards vested one business day after the publication date of the annual report for the 2017 financial year.

              The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

              The Trustee's assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee are as follows:

	Number of treasury shares	Cost in US$'000

As at January 1, 2017	62,921	2,390
Purchased	35,095	1,367
Vested	(42,038)	(1,800)

As at December 31, 2017	55,978	1,957
Purchased	79,500	5,451
Vested	(23,375)	(731)

As at June 30, 2018	112,103	6,677

              For the six months ended June 30, 2018, US$93,000 of the determined LTIP awards have been forfeited.

              The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Research and development expenses	878	691
Selling and administrative expenses	723	578

	1,601	1,269

Recorded with a corresponding credit to:
Liability	789	594
Additional paid-in capital	812	675

	1,601	1,269

              For the six months ended June 30, 2018 and 2017, US$1,770,000 and US$451,000 was reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2018 and December 31, 2017, US$1,260,000 and US$2,241,000 was recorded as liability respectively for LTIP awards prior to the determination date.

              As at June 30, 2018, the total unrecognized compensation cost was approximately US$6,679,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

16. Revenues

              The following table presents revenue disaggregated by customers and major product lines, and reconciles disaggregated revenue with reportable segments:

	Six Months Ended June 30, 2018

	Innovation Platform	Commercial Platform	Total

	(in US$'000)
Customers
Third parties	8,548	85,116	93,664
Related parties (Note 18 (i))	5,076	3,449	8,525

	13,624	88,565	102,189

Major product lines (note)
Goods	—	82,912	82,912
Services	13,624	5,653	19,277

	13,624	88,565	102,189

Note: Sales of goods are recognized at a point-in-time and sales of services are recognized over time. The implementation of the two-invoice system in China has resulted in a shift from a gross sales of goods revenue model to a net fee-for-service revenue model in the Group's Commercial Platform, as we do not obtain control of the goods for distribution for relevant transactions.

              The following table presents balances from contracts with customers:

	June 30, 2018	December 31, 2017

	(in US$'000)
Innovation Platform
Receivables—included in accounts receivable	6,483	6,535
Deferred revenue—current portion (note (a))	(1,999)	(1,295)
Deferred revenue—noncurrent portion (note (a))	(924)	(809)

Commercial Platform
Receivables—included in accounts receivable	40,486	35,735
Deferred revenue—current portion (note (b))	(1,754)	—

Notes:

(a)
Innovation Platform deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)
Commercial Platform deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

              For the six months ended June 30, 2018, revenue of US$1.2 million was recognized that was included in the deferred revenue balance as at January 1, 2018 (which includes US$2.1 million deferred revenue as at December 31, 2017, US$0.7 million of payments in advance from customers reclassified from other payables, accruals and advance receipts (Note 11) and US$1.1 million cumulative adjustment upon adoption of ASC 606). Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

June 30, 2018

(in US$'000)
Not later than 1 year	3,753
Between 1 to 2 years	661
Between 2 to 3 years	253
Between 3 to 4 years	10

Total deferred revenue	4,677

Innovation Platform

              Innovation Platform revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

              On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly ("Lilly") relating to fruquintinib ("Lilly Agreement"), a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Should fruquintinib be successfully commercialized in China, the Group would receive tiered royalties from 15% to 20% on all sales in China. Development costs after the first development milestone are shared between the Group and Lilly.

              Upfront and milestone payments in the Lilly Agreement are summarized as follows:

(in US$'000)

Upfront payment	6,500
Development milestone payments achieved as at June 30, 2018	25,000
Remaining development and regulatory approval milestone payments	55,000

86,500

              In addition, the Group also signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. However, these are subject to further negotiation should the option be exercised on a specific territory basis as opposed to a global basis. The option was determined at the inception of the contract to have minimal value. As at June 30, 2018, the option has not been exercised.

              The Group adopted ASC 606 on January 1, 2018 and reassessed the Lilly Agreement under the new standard, which resulted in US$0.1 million recognition of previously deferred revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606

	December 31, 2017	Opening Adjustments	January 1, 2018

Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	5.7	0.5	6.2
Milestone payments (note (b))	23.7	(0.4)	23.3

	29.4	0.1	29.5

Notes:

(a)
Upfront payment amounts deferred under ASC 605, but was allocated to the license to fruquintinib transferred at inception under ASC 606, resulting in additional revenue recognition on adoption.

(b)
Milestone payments had been fully recognized under ASC 605's milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

              Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license to fruquintinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to fruquintinib and the research and development services were 90% and 10% respectively. Control of the license to fruquintinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for fruquintinib as a measure of progress.

              Under ASC 606, the Group recognized US$5.7 million, US$0.1 million and US$0.2 million revenue during the six months ended June 30, 2018 for research and development cost reimbursements, the amortization of the upfront payment and the amortization of the milestone payments respectively.

              Under ASC 605, the Group recognized US$6.0 million, US$0.5 million and US$4.5 million revenue during the six months ended June 30, 2017 for research and development services, amortization of the upfront payment and the achievement of the milestone in relation to the acceptance of a new drug application by the China Food and Drug Administration (now the China National Drug Administration) for fruquintinib as a treatment of patients with advanced colorectal cancer respectively.

License and collaboration agreement with AstraZeneca

              On December 21, 2011 (as amended on August 1, 2016), the Group and AstraZeneca ("AZ") entered into a global licensing, co-development, and commercialization agreement for savolitinib ("AZ Agreement"), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments including upfront payments and development, first-sale and commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 14% to 18% on all sales outside of China. After total aggregate sales of savolitinib have reached US$5 billion, this royalty will step down over a two-year period to an ongoing tiered royalty rate from 10.5% to 14.5%. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world, except for Phase III clinical trial costs related to developing savolitinib for papillary renal cell carcinoma which the Group shall pay for up to a maximum of US$50 million.

              Upfront and milestone payments in the AZ Agreement are summarized as follows:

(in US$'000)

Upfront payment	20,000
Development milestone payments achieved as at June 30, 2018	25,000
Remaining development and first-sale milestone payments (note)	95,000

140,000

Note: The AZ Agreement also contains possible significant future commercial sale milestones.

              The Group adopted ASC 606 on January 1, 2018 and reassessed the AZ Agreement under the new standard, which resulted in US$1.2 million deferral of previously recognized revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606

	December 31, 2017	Opening Adjustments	January 1, 2018

Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	19.6	(0.3)	19.3
Milestone payments (note (b))	24.9	(0.9)	24.0

	44.5	(1.2)	43.3

Notes:

(a)
Upfront payment amounts allocated to research and development services recognized under ASC 606 differed from ASC 605 due to a different basis in measuring progress on adoption, resulting in deferral of revenue.

(b)
Milestone payments had been fully recognized under ASC 605's milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

              Under ASC 606, the Group identified the following performance obligations under the AZ Agreement: (1) the license to savolitinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to savolitinib and the research and development services were 95% and 5% respectively. Control of the license to savolitinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for savolitinib as a measure of progress.

              Under ASC 606, the Group recognized US$2.4 million, US$0.1 million and US$0.1 million revenue during the six months ended June 30, 2018 for research and development cost reimbursements, the amortization of the upfront payment and the amortization of milestone payments respectively.

              Under ASC 605, the Group recognized US$1.8 million, approximately US$0.1 million and US$5.0 million revenue during the six months ended June 30, 2017 for research and development services, amortization of the upfront payment and the achievement of the milestone in relation to the Phase III initiation for the secondary indication papillary renal cell carcinoma respectively.

17. Research and Development Expenses

              Research and development expenses are summarized as follows:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Clinical trial related costs	40,244	16,473
Personnel compensation and related costs	17,282	11,875
Other research and development expenses	2,527	3,218

	60,053	31,566

18. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

              The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)          Transactions with related parties:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Sales to:
Indirect subsidiaries of CK Hutchison	3,449	3,908

Revenue from research and development services from:
Equity investees	5,076	4,883

Purchases from:
Equity investees	1,197	494

Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	256	241
An equity investee	6,561	5,125

	6,817	5,366

Rendering of management services from:
An indirect subsidiary of CK Hutchison	455	448

Interest paid to:
An indirect subsidiary of CK Hutchison	—	65

Guarantee fee on bank borrowing to:
An indirect subsidiary of CK Hutchison	—	234

(ii)         Balances with related parties included in:

	June 30, 2018	December 31, 2017

	(in US$'000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,738	2,761
Equity investees (note (a))	812	1,099

	2,550	3,860

Accounts payable
An equity investee (note (a))	—	20

Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (a))	—	23
Equity investees (note (a))	1,110	893
Dividend receivable from an equity investee	—	7,628

	1,110	8,544

Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (b))	285	454
An equity investee (note (a))	10,402	6,567

	10,687	7,021

Other deferred income
An equity investee (note (c))	1,558	1,648

Notes:

(a)
Balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)
Amounts due to an indirect subsidiary of CK Hutchison are unsecured and repayable on demand. For the year ended December 31, 2017, such amounts were interest-bearing. For the six months ended June 30, 2018, such amounts were interest-free.

(c)
Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)        Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Sales	10,506	7,037

Purchases	8,113	9,485

Interest expense	39	32

Dividend paid	—	37

(iv)        Balances with non-controlling shareholders of subsidiaries included in:

	June 30, 2018	December 31, 2017

	(in US$'000)
Accounts receivable—third parties	4,865	1,846

Accounts payable	5,878	7,250

Other payables, accruals and advance receipts
Loan	1,550	1,550
Interest payable	119	80

	1,669	1,630

Other non-current liabilities
Loan	579	579

19. Income Taxes

(i)          Income tax expense

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Current tax
HK (note (a))	289	244
PRC (note (b))	1,010	355
Other	104	—
Deferred income tax	1,277	1,247

Income tax expense	2,680	1,846

Notes:

(a)
The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses in each entity.

(b)
Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL qualifies as a HNTE up to December 31, 2019. Pursuant to the EIT law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5%

  to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at June 30, 2018 and December 31, 2017, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

              The reconciliation of the Group's reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group's loss before income taxes and equity in earnings of equity investees is as follows:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Loss before income taxes and equity in earnings of equity investees	(50,495)	(16,738)

Tax calculated at the statutory tax rate of the Company	(8,332)	(2,762)
Tax effects of:
Different tax rates available in different jurisdictions	893	537
Tax valuation allowance	10,231	3,881
Preferential tax deduction	(1,763)	(845)
Expenses not deductible for tax purposes	690	261
Utilization of previously unrecognized tax losses	(2)	(97)
Withholding tax on undistributed earnings of PRC entities	1,323	1,307
Others	(360)	(436)

Income tax expense	2,680	1,846

(ii)         Deferred tax assets and liabilities

              The significant components of deferred tax assets and liabilities are as follows:

	June 30, 2018	December 31, 2017

	(in US$'000)
Deferred tax assets
Tax losses	41,647	31,028
Others	1,448	1,267

Total deferred tax assets	43,095	32,295
Less: Valuation allowance	(42,414)	(31,662)

Deferred tax assets	681	633

Deferred tax liabilities
Undistributed earnings from PRC entities	4,937	4,332
Others	115	120

Deferred tax liabilities	5,052	4,452

              The movements in deferred tax assets and liabilities are as follows:

	2018	2017

	(in US'000)
As at January 1	(3,819)	(4,989)
Utilization of previously recognized withholding tax on undistributed earnings	788	2,140
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,323)	(1,307)
Deferred tax on amortization of intangible assets	10	9
Deferred tax on provision for assets	36	51
Exchange differences	(63)	(96)

As at June 30	(4,371)	(4,192)

              The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

              The table below summarizes changes in the deferred tax valuation allowance:

	2018	2017

	(in US$'000)
As at January 1	31,662	20,145
Charged to consolidated statements of operations	10,231	3,881
Utilization of previously unrecognized tax losses	(2)	(97)
Others	259	(965)
Exchange differences	264	280

As at June 30	42,414	23,244

              The Group recognizes interest and penalties, if any, under income tax payable on its condensed consolidated balance sheets and under other expenses in its condensed consolidated statements of operations. As at June 30, 2018 and December 31, 2017, the Group did not have any material unrecognized uncertain tax positions.

(iii)        Income tax payable

	2018	2017

	(in US$'000)
As at January 1	979	274
Current tax	1,403	599
Withholding tax upon dividend declaration from PRC entities	788	2,140
Tax paid	(2,020)	(2,458)
Exchange difference	17	2

As at June 30	1,167	557

20. (Losses)/Earnings per Share

(i)          Basic (losses)/earnings per share

              Basic (losses)/earnings per share is calculated by dividing the net (loss)/income attributable to the Company by the weighted average number of ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic (losses)/earnings per share.

	Six Months Ended June 30,

	2018	2017

Weighted average number of outstanding ordinary shares in issue	66,389,454	60,660,846

Net (loss)/income attributable to the Company (US$'000)	(32,691)	1,682
(Losses)/earnings per share attributable to the Company (US$ per share)	(0.49)	0.03

(ii)         Diluted (losses)/earnings per share

              Diluted (losses)/earnings per share is calculated by dividing net (loss)/income attributable to the Company by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

	Six Months Ended June 30,

	2018	2017

Weighted average number of outstanding ordinary shares in issue	66,389,454	60,660,846
Adjustment for share options and LTIP	—	473,693

	66,389,454	61,134,539

Net (loss)/income attributable to the Company (US$'000)	(32,691)	1,682
(Losses)/earnings per share attributable to the Company (US$ per share)	(0.49)	0.03

              For the six months ended June 30, 2018, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

21. Segment Reporting

              The Group determines its operating segments from both business and geographic perspectives as follows:

    (i)
    Innovation Platform: Drug R&D focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

    (ii)
    Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

      (a)
      Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

      (b)
      Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

              Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

              The performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expense and equity in earnings of equity investees, net of tax ("Adjusted (LBIT)/EBIT" or "Adjusted LBIT"), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit.

              The segment information is as follows:

	Six Months Ended June 30, 2018

	Innovation Platform	Commercial Platform

	Drug R&D	Prescription Drugs	Consumer Health

	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total

	(in US$'000)
Revenue from external customers	13,624	67,950	6,559	14,056	88,565	—	102,189

Adjusted (LBIT)/EBIT	(50,718)	3,457	456	1,584	5,497	(7,619)	(52,840)
Interest income	26	23	7	32	62	2,701	2,789
Equity in earnings of equity investees, net of tax	(2,349)	19,408	5,991	—	25,399	—	23,050

Operating (loss)/profit	(53,041)	22,888	6,454	1,616	30,958	(4,918)	(27,001)
Interest expense	—	—	—	39	39	405	444
Income tax expense	20	813	124	264	1,201	1,459	2,680
Net (loss)/income attributable to the Company	(52,930)	20,768	5,497	649	26,914	(6,675)	(32,691)
Depreciation/amortization	1,584	68	12	10	90	14	1,688
Additions to non-current assets (other than financial instrument and deferred tax assets)	1,564	5	7	14	26	5	1,595

	June 30, 2018

	Innovation Platform	Commercial Platform

	Drug R&D	Prescription Drugs	Consumer Health

	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total

	(in US$'000)
Total assets	95,668	133,674	65,482	14,882	214,038	268,237	577,943
Property, plant and equipment	14,147	135	57	33	225	44	14,416
Leasehold land	1,264	—	—	—	—	—	1,264
Goodwill	—	2,949	407	—	3,356	—	3,356
Other intangible asset	—	403	—	—	403	—	403
Investments in equity investees	25,167	74,276	62,146	—	136,422	—	161,589

	Six Months Ended June 30, 2017

	Innovation Platform	Commercial Platform

	Drug R&D	Prescription Drugs	Consumer Health

	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total

	(in US$'000)
Revenue from external customers	22,726	85,759	4,423	13,676	103,858	—	126,584

Adjusted (LBIT)/EBIT	(12,467)	1,523	99	1,519	3,141	(6,846)	(16,172)
Interest income	19	17	5	3	25	207	251
Equity in earnings of equity investees, net of tax	(2,363)	18,871	5,761	—	24,632	—	22,269

Operating (loss)/profit	(14,811)	20,411	5,865	1,522	27,798	(6,639)	6,348
Interest expense	—	—	—	32	32	785	817
Income tax expense	14	441	(179)	243	505	1,327	1,846
Net (loss)/income attributable to the Company	(14,790)	19,421	5,093	644	25,158	(8,686)	1,682
Depreciation/amortization	1,232	52	6	9	67	13	1,312
Additions to non-current assets (other than financial instrument and deferred tax assets)	3,017	6	1	1	8	20	3,045

	December 31, 2017

	Innovation Platform	Commercial Platform

	Drug R&D	Prescription Drugs	Consumer Health

	PRC	PRC	PRC	Hong Kong	Subtotal	Unallocated	Total

	(in US$'000)
Total assets	63,268	122,665	58,961	13,794	195,420	339,244	597,932
Property, plant and equipment	13,917	160	61	30	251	52	14,220
Leasehold land	1,261	—	—	—	—	—	1,261
Goodwill	—	2,901	407	—	3,308	—	3,308
Other intangible asset	—	430	—	—	430	—	430
Investments in equity investees	19,512	69,417	55,308	—	124,725	—	144,237

              Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was nil and

US$708,000 for the six months ended June 30, 2018 and 2017 respectively. Sales between segments are carried out at mutually agreed terms.

              There was one customer who accounted for over 10% of the Group's revenue for the six months ended June 30, 2018 and nil customers for the six months ended June 30, 2017.

              Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

              A reconciliation of Adjusted LBIT to net (loss)/income is as follows:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Adjusted LBIT	(52,840)	(16,172)
Interest income	2,789	251
Equity in earnings of equity investees, net of tax	23,050	22,269
Interest expense	(444)	(817)
Income tax expense	(2,680)	(1,846)

Net (loss)/income	(30,125)	3,685

22. Note to Condensed Consolidated Statements of Cash Flows

              Reconciliation of net (loss)/income for the period to net cash (used in)/generated from operating activities:

	Six Months Ended June 30,

	2018	2017

	(in US$'000)
Net (loss)/income	(30,125)	3,685
Adjustments to reconcile net (loss)/income to net cash used in/generated from operating activities
Depreciation and amortization	1,688	1,312
Share-based compensation expense—share options	2,791	664
Share-based compensation expense—LTIP	1,601	1,269
Equity in earnings of equity investees, net of tax	(23,050)	(22,269)
Dividends received from equity investees	23,526	42,617
Other adjustments	990	(772)
Changes in working capital
Accounts receivable—third parties	(6,053)	(2,699)
Accounts receivable—related parties	1,310	1,804
Other receivables, prepayments and deposits	(3,266)	(3,448)
Amounts due from related parties	(194)	71
Inventories	2,041	2,148
Accounts payable	(5,057)	(2,875)
Other payables, accruals and advance receipts	10,215	(4,320)
Deferred revenue	1,490	(533)
Amounts due to related parties	3,666	2,844
Other changes in working capital	(169)	(76)

Total changes in working capital	3,983	(7,084)

Net cash (used in)/generated from operating activities	(18,596)	19,422

23. Litigation

              From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group's results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group's financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

24. Subsequent Events

              The Group evaluated subsequent events through July 27, 2018, which is the date when the interim unaudited condensed consolidated financial statements were issued.

QuickLinks

  Exhibit 99.1
Chi-Med Reports 2018 Interim Results and Updates Shareholders on Key Clinical Programs
FINANCIAL REVIEW
OPERATIONS REVIEW
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Hutchison China MediTech Limited Condensed Consolidated Balance Sheets (in US$'000, except share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Operations (Unaudited, in US$'000, except share and per share data)
Hutchison China MediTech Limited Condensed Consolidated Statements of Comprehensive (Loss)/Income (Unaudited, in US$'000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited, in US$'000, except share data in '000)
Hutchison China MediTech Limited Condensed Consolidated Statements of Cash Flows (Unaudited, in US$'000)
Hutchison China MediTech Limited Notes to the Unaudited Condensed Consolidated Financial Statements